07049937

PE 3-30-07

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

PROCESSED

APR 12 2007

THOMSON FINANCIAL

RECD S.E.C.

APR - 2 2007

1080

For March 30, 2007

Commission File Number: **0-26424**

SILVER STANDARD RESOURCES INC.
(Translation of registrant's name into English)

999 West Hastings Street, #1180, Vancouver, British Columbia V6C 2W2
(Address of principal executive offices)

1. Annual Report 2006

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ✓

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Silver Standard Resources Inc.

(Registrant)

Date: March 30, 2007

By:

Linda J. Sue, Corporate Secretary

Looking Back

Moving Forward

Silver Standard. Sixty years of professionalism and integrity. For sixty years we have been consistent in our focus on exploration and sound business principles. Our shareholders have benefited from our attention to industry fundamentals and from our conservative approach to resource acquisition, development and management. 2006 marks the beginning of our transition to mining. We have confidence that our expertise and resolve will continue to unlock value for our shareholders in the years ahead.

1,130%

increase in Silver Standard's 5-year share performance


HUI INDEX
500
450
400
350
300
250
200
150
100
IN US$
35
30
25
20
15
10
5
0
1/02
4/02
7/02
10/02
1/03
4/03
7/03
10/03
1/04
4/04
7/04
10/04
12/04
4/05
7/05
9/05
12/05
3/06
6/06
9/06
12/06

SILVER STANDARD VS. SILVER AND HUI INDEX
(January 2002–December 2006)

- SILVER
- HUI INDEX
- SILVER STANDARD

↑106%
GROWTH IN SILVER RESOURCES


288.8
356.2
362.5
367.9
508.3
446.4
590.1
446.4
107.1
603.5
616.2
2002
2003
2004
2005
2006

GROWTH IN SILVER RESOURCES
(in millions of oz.)

☐ PROVEN & PROBABLE
☐ MEASURED & INDICATED
☐ INFERRED

↑30%
RESOURCES PER SHARE


7.4
9.1
8.5
8.6
9.8
8.6
11.4
9.8
1.74
9.79
9.97
2002
2003
2004
2005
2006

GROWTH IN SILVER RESOURCES PER SHARE *(oz./share)*

☐ PROVEN & PROBABLE
☐ MEASURED & INDICATED
☐ INFERRED

↑804%
MARKET CAPITALIZATION


209.7
475.5
623.1
795.4
1895.0
2002
2003
2004
2005
2006

GROWTH IN MARKET CAPITALIZATION
(in millions of US$, at December 31)

C$250.2
MILLION C$ IN WORKING CAPITAL


16.4
16.9
61.6
40.3
250.2
2002
2003
2004
2005
2006

GROWTH IN WORKING CAPITAL
(in millions of C$, at December 31)



Looking Back

For a company to mark 60 years in business is an achievement in any industry, but particularly in the ever-consolidating resource business. Silver Standard was incorporated on December 11, 1946, as Silver Standard Mines Limited (NPL), and filed a four-page prospectus 40 days later. Shares of Silver Standard commenced trading on January 22, 1947 and have traded continuously ever since.

The company's longevity can be attributed to three things: *people*, *projects* and *discipline*. We value the people who have worked at Silver Standard over the years, as well as our other stakeholders—shareholders, suppliers and joint venture partners. Our projects, which we discovered and acquired, and which have enhanced in value over time, are the core assets that underpin the company's value. They have enabled Silver Standard to grow—with no consistent source of revenue for almost 50 years—with minimal shareholder dilution. And it is our discipline in maintaining our integrity and our ethics, that has been key to carrying out our primary responsibility: the protection and maximization of shareholder value. This is the foundation on which the company was created 60 years ago, and this is the foundation on which we continue to build today.

The Silver Standard Mine was discovered around the turn of the 20th century. It was mined intermittently through the 1920's and 1930's. In 1946, the Vancouver-based Wilson mining family acquired the Silver Standard claims and raised money for mine development. To establish a 50-ton-per-day mill in 1947, the company expended a total of $105,000, which included $56,000 in mine equipment, $28,000 on mine labor and $500 in legal and audit expenses—obviously, this was before Sarbanes-Oxley regulations. The mine was a small underground vein operation, but mine fortunes improved significantly in 1951 when the downdip extension of the #6 Vein encountered ore grading 223 ounces of silver per ton, 31% lead and 19% zinc. That year the mine produced a profit of $780,000 on gross metal value of $1.9 million. By 1958, when the mine shut down, 7 million ounces of silver had been mined, plus lead and zinc, for gross metal values of $13 million, of which $1.7 million or 13% of gross revenue had been paid out as dividends—thus establishing the company's foundation for delivering shareholder value.

After the Silver Standard Mine was shut down, the company embarked on an exploration program covering 6,000 square miles of unmapped territory in northern British Columbia. By the 1960's, the company was known for its high quality exploration, and the names of Ridgeway Wilson, Bob Wilson, Bill Dunn, Harry Gilleland, Alex Ritchie, Norm Burmeister, Jim McAusland and Al Potter were synonymous with professional and technical excellence. Through the 1960's and 1970's, this team of professionals was involved in the discovery of projects such as Shaft Creek, Nickel Mountain, Galore Creek, Minto Copper and the Red Chris deposit. The latter two projects are now being advanced to development, by other companies, some 30 years after their discovery by Silver Standard.

During this time, Silver Standard's partners included companies such as: Asarco, Hecla, Sumitomo and Teck Corporation. In 1969, Teck began investing in Silver Standard, a shareholder association that continued for over 30 years. By the early 1980's, low metal prices had led to a decrease in exploration, and Silver Standard reduced its staff and exploration activities, leaving Alex Ritchie as president and Linda Sue as secretary. In 1985, at the request of Teck, I took over as president. I focused on reviewing Silver Standard's assets in British Columbia, and on seeking growth opportunities. Through joint ventures we grew the company, while looking for a strategy to differentiate Silver Standard from the hundreds of junior mining companies in Vancouver.

In 1993, investors Rick Rule and Jim Blanchard proposed a $2 million financing in Silver Standard with the intent that we would live up to our namesake and become "the Silver Standard" of the mining industry. On the face of it, this was a simple proposition. However, implementing the strategy required discipline. It meant financing the exploration and acquisition of silver resources at a then uneconomic price of US$4/ounce, and leaving them undeveloped until higher silver prices supported profitable extraction. We remained committed to our objective for over 13 years, while many others were skeptical about both the objective and the price of silver. By maintaining our focus, we were able to grow an asset base of over one billion ounces of silver resources, contained in 17 projects around the globe, representing the largest silver resource of any publicly traded silver company. Since embarking on the silver strategy, we have increased our staff from two to over 240, and our market capitalization has increased almost a thousand fold. And now, 60 years later, we find ourselves Moving Forward as we embark on a new phase in our history, the development of our second mine, the Pirquitas mine in Argentina.

Mirando Atrás

Resulta un gran logro para una compañía en cualquier tipo de industria cumplir 60 años en operación, especialmente si se trata de la industria de recursos naturales que se encuentra en constante consolidación. Silver Standard fue incorporada el 11 de diciembre del año 1946, bajo el nombre de Silver Standard Mines Limited (NPL), presentando un prospecto de cuatro páginas 40 días después. Silver Standard comenzó sus operaciones bursátiles el 22 de enero de 1947 y desde entonces y en forma continua, ha realizado transacciones en el mercado de valores.



Bill Dunn, Ridgeway Wilson and Harry Gilleland at the original Silver Standard Mine in Hazelton, 1946.



A Silver Standard prospector in northern British Columbia in the 1960's.



Drilling in northern British Columbia in the 1970's.



Moving Forward

2006 was an exceptional year for Silver Standard on many fronts. We made a production decision for the Pirquitas project in Argentina and increased our silver resources by 24% and gold resources by 160%; we encountered significant zones of silver and base metal mineralization at depth at Pitarrilla; we outlined significant gold-silver mineralization at the San Luis joint venture; and we concluded a successful $171 million equity financing. We monetized our interest in Manantial Espejo netting $35.4 million over costs; we discovered three million ounces of gold at the Snowfield project; we celebrated 60 years as a publicly traded company; and most importantly for shareholders, as a measure of our consistency and discipline in delivering value, we achieved a record share price. I would like to expand on a few of our achievements, beginning with the production decision followed by our successful exploration programs.

PIRQUITAS

The Pirquitas project, which is scheduled to start up in late 2008, will be our first silver mine in the modern era. It will be a significant primary silver mine, producing in the order of ten million ounces of silver per year in its initial years, along with indium, tin and zinc. We announced the decision to place the mine into production in October, at a mine site ceremony with local politicians and employees, followed by a formal announcement with the Governor of the

Province of Jujuy and the Secretary of Mining for Argentina. Following the completion of a feasibility study update for Pirquitas by Hatch Ltd. in April 2006, a successful equity financing in May 2006 of $171 million provided us with the capital to develop the project. The financing was underwritten by a syndicate of bankers, with Bear, Stearns & Co. Inc. and Deutsche Bank Securities Inc. appointed joint book-running managers for the transaction, and Blackmont Capital Inc. as a co-lead of a syndicate of underwriters including Citigroup Global Markets Inc., National Bank Financial Inc. and Salman Partners Inc. We continue to seek additional financing to leverage the project; provided that the financing terms do not involve hedging, and recognize the merits of the project and the strength of our balance sheet.

PITARRILLA

The Pitarrilla project was the source for much of the increase in our silver resources in 2006. Drilling has continued since our resource update announcement in August, and will continue throughout this year with five drills operating. Of interest from our 2006 program were two holes I would like to comment on: Hole 157 intersected 1,972 feet grading 2.5 ounces of silver per ton (601m grading 86.7 g/t silver) and 2.3% combined base metals. This spectacular hole demonstrates the strength of the mineralizing system underlying the Pitarrilla project area. Hole 152 encountered 535 feet grading 6.7 ounces of silver per ton (163m grading 230 g/t silver), including a 33.5 foot intersection grading 70.5 ounces of silver per ton (10.2m grading 2,417 g/t silver), 8.6% zinc, 1.8% lead and 14% copper. Geologic modeling allowed us to identify and trace the favorable flat-lying stratigraphy hosting the base metal mineralization, in addition to high-grade epithermal structures. We expect to have an updated resource, including base metals, during the second quarter of 2007, with a further resource update expected late in the year. Along with our aggressive drill program, metallurgical test work continues at laboratories in Canada under the supervision of Dr. Martin Kuhn, in support of our plan to move Pitarrilla into feasibility by year-end. Pitarrilla is demonstrating that it is a world-class deposit, and we are fortunate that it is a 100%-owned, grass roots discovery.

SAN LUIS

At the San Luis joint venture project in Peru, drilling has confirmed that two of the five veins identified are mineralized to depth. San Luis is a high-grade epithermal silver-gold project, with the potential to be highly profitable and provide shareholders with premium returns. Two drills are operating on the property, and an initial resource estimate is planned for the third quarter. To date, we have earned a 55% interest in the project, and can elect to increase our interest to 70% by completing a feasibility study, and an 80% interest by placing the project into production. We are fortunate to have Esperanza Silver Corporation as our joint venture partner, and its management group and exploration team led by Bill Pincus. We are a significant shareholder in Esperanza, whose team was responsible for the joint venture discovery. The joint venture plans to advance San Luis quickly, which we view as our next development project. To date, drilling has extended the mineralized zone on the Ayelén Vein over a strike length of 450 meters and to a depth of 100 meters below surface. Holes of interest include SL-09, which intersected 9.5 feet grading 5.75 ounces per ton gold and 104 ounces per ton silver (2.9m grading 197 g/t gold and 3,578 g/t silver), and SL-17, which intersected 89 feet grading 0.69 ounces per ton gold and 19.7 ounces per ton silver (274m grading 23.7 g/t gold and 676 g/t silver). Throughout the year, shareholders can expect more exciting results from this project.

OTHER PROJECTS

Other exploration successes in 2006 included the Snowfield project in northern British Columbia, where for expenditures of $1.9 million we outlined a resource of three million ounces of gold. Our plan is to continue to drill this property in 2007, seeking additional near surface gold resources, and porphyry-gold-copper mineralization at depth. Once we have a better understanding of the extent of the mineralization and can assess its full potential, we may consider monetizing our interest, for near-term shareholder benefit.

At the Maverick Springs joint venture in Nevada (the Silver State), two holes intersected significant silver mineralization, and these intersections are both open along strike. Hole 166 encountered 140 feet grading 7.65 ounces of silver per ton, including a 40-foot interval grading 25 ounces of silver per ton. Adjacent Hole 167 encountered 140 feet grading 11 ounces of silver per ton, including 15 feet grading 89 ounces of silver per ton. If this



Robert A. Quartermain
President

Holding a sample of the drill core from the San Luis Joint Venture—potentially Silver Standard's second development project.

photo opposite:
President Robert Quartermain holding a 100 ounce bar of silver from the Pirquitas mine.

mineralized horizon continues to trend to the northwest, it could add significantly to the silver resource on this property.

At Diablillos, a review of the drill data indicates that the previous reverse circulation drilling may have understated the gold and silver values. As a result, we are planning a 15,000-meter diamond drill program at Diablillos, which we expect to commence in the second quarter of 2007. Most of our other projects will be kept on a care and maintenance basis while we focus on our key projects: mine development at Pirquitas, aggressive exploration at San Luis and Pitarrilla, and the advancement of the Snowfield and Diablillos projects.



Pirquitas management meeting—Alejandro Nario, Mill Manager; Fortunato Ramírez, Mine Manager; David MacKerricher, Construction Manager; Mike Robb, Vice President, Project Development; Ricardo Fullana, Logistics Manager.

FINANCIAL PERFORMANCE

The company is on a sound financial footing. We ended the year with cash of $229.6 million, and marketable securities and silver bullion totaling another $65 million at market value, and total working capital of $250.2 million. This is sufficient to see us through our development needs at Pirquitas, as well as our aggressive 2007 exploration program of over 80,000 meters of drilling on five projects. We continue to hold administration costs down, relative to the industry.

We have 2006 earnings of $16.4 million or $0.28 per share, largely as a result of a gain from the sale of our interest in Manantial Espejo earlier this year. For a company like Silver Standard, with no consistent source of cash flow, having earnings is a demonstration of our efficiency in using our balance sheet and our assets to create shareholder value.

Comparing Silver Standard's performance over the last five years against the silver price and the HUI index, on which some of our silver peers trade, you can see that we were by far the best investment, providing a return of 1,130% since 2002. In 2006, Silver Standard was up more than 100% during the year, which was significantly higher than many of our silver peers. Some of this increase results from the renewed interest in, and higher price of silver, however, the drilling results from Pitarrilla and San Luis have contributed significantly to the increase in year-over-year share price.

Even with our strong performance in 2006, an analysis of our silver peers demonstrates that many of these companies trade at higher valuation multiples than Silver Standard. This is due to the fact that they are in production. We see entry into production as the logical way for us to achieve a higher valuation multiple, which will allow us to continue to add value for shareholders on a per-share basis without further dilution. We have taken the first step with the decision to move Pirquitas into production, which will be completed over the next two years. We will continue to drill the San Luis property during this time, and plan to fast-track it into production once Pirquitas has started up. This will enable us to be efficient with our personnel and our balance sheet. Pitarrilla will follow. Our plan is to have these three properties in production over the next five years, thereby creating the premium silver mining company – the "Silver Standard".



Ron Burk, Chief Geologist, examining drill core at Snowfield project, British Columbia.

One of the challenges facing the mining industry is attracting well-qualified people. As we make the transition from an exploration company to a producer, Silver Standard will be augmenting its engineering staff. Our Pirquitas construction manager, David MacKerricher, is a recent hire with 30 years experience in construction. He joins Mike Robb, our Vice-President of Project Development dedicated to Pirquitas, and Mine Manager Fortunato Ramírez, who has over 25 years of experience in mine construction and development. Another new team member is Deirdre Riley, who joins us with 20 years of experience in environmental and social responsibility, ten years of it with Teck Cominco. Paul MacRae, our new Project Manager in charge of supervising the development and advancement of the Pitarrilla and San Luis projects, has extensive international mining experience. We continue to seek a Senior Vice President, Operations, and expect to make an announcement in the second quarter of 2007.

In management, and at the board level, we have been fortunate to attract top talent that recognizes our attractive development opportunities. In late 2006, we announced the appointment of Peter Tomsett to the Board of Directors. Formerly the president of Placer Dome, Peter brings over 25 years of global experience in mining, and we look forward to his counsel as we make the transition to mining.

We at Silver Standard firmly believe that our shareholders are the owners of the company, and it is our responsibility as management and as directors to ensure that we maximize the value of company assets for our shareholders. Silver Standard's success is founded on our ability to discover and acquire projects, and we have demonstrated consistently that we deliver value. As we make the transition to producer, discovery will continue to be a driving force in creating shareholder value, as it is at the core of any mining business.

For my part, I look forward to the opportunity to continue to communicate our strategy to the investing public. Last year, I spent over four months in activities related to shareholder awareness, and it is clear to me that investors are receptive to the Silver Standard story.

On behalf of the staff and the Board of Directors, I wish to thank our shareholders for their continued support of management, and their belief that we are the best group of individuals to manage and deliver value from the asset base that we have built up over these last 13 years in the silver space, through the early years of silver market uncertainty, and now during this exciting time of historic high silver prices. I look forward to meeting many of you in 2007, and updating you on our continued successes.

On behalf of the Board,

Robert A. Quartermain
President
March 1, 2007

Seguimos Adelante

El año 2006 fue un año excepcional para Silver Standard en muchos aspectos. Tomamos la decisión de iniciar la etapa de producción del proyecto Pirquitas en Argentina, e incrementamos nuestros recursos de plata en un 24% y los de oro en un 160%; encontramos importantes zonas de mineralización de plata y metales básicos en el proyecto La Pitarrilla; definimos importantes zonas de mineralización de oro y plata en el proyecto San Luis; realizamos el cierre de un exitoso financiamiento mediante la colocación de acciones por un total de $171 millones de dólares; llevamos a cabo la monetización de nuestra participación en el proyecto Manantial Espejo con una utilidad neta de $35.4 millones de dólares sobre su costo; descubrimos 3,000,000 de onzas de oro en el proyecto Snowfield; celebramos 60 años de ser una compañía cotizada en Bolsa; y lo mas importante para los accionistas, es que como resultado de nuestra consistencia y disciplina al proveer valor, logramos obtener un precio record de nuestras acciones en el mercado.


7%
4%
9%
66%
2%
12%

EXPOSURE TO SELECTED COMMODITIES
(% at Dec.31, 2006)

SILVER · GOLD · LEAD · ZINC · TIN · COPPER

Over three-quarters of the in-ground value of Silver Standard's resources is in precious metals.


2%
17%
9%
16%
21%
10%
25%

GEOGRAPHIC DISTRIBUTION OF MINERAL RESOURCES
(% at Dec. 31, 2006)

CANADA · U.S. · AUSTRALIA · MEXICO · ARGENTINA · PERU · CHILE

Silver Standard's project assets are located in North America and Australia, and the most stable mining jurisdictions in South America.



Casas Blancas
Pitarrilla, Mexico

The recently constructed compound where Silver Standard's project offices and core shack facilities for Pitarrilla are located.

Moving Forward with Operations

There are three reasons for Silver Standard to consider production. The first is to generate a return on capital invested by shareholders. The second is to avoid the share dilution that would be required to finance the holding of a large property portfolio in the years ahead without cash flow. The third reason is to capture for shareholders the premium in share price that is enjoyed by cash-generating mining companies.

We have long stated that we would maintain most of our silver resources on a care and maintenance basis, in the ground, until silver prices were consistently high enough to generate good economic returns for our shareholders. With that constraint, we would not deplete our deposits by high-grading during extended periods of low metals prices, nor incur debt, nor be required to hedge by lenders in order to achieve production. Also, we would not expose our shareholders to potential losses from the variety of risks, financial or political, that could jeopardize the company. So we waited patiently for evidence that a new commodity cycle had begun in earnest.

Our decision to build the Pirquitas Mine coincides with global forces that are propelling demand for silver. The economies of China, India, Brazil and Russia—with huge populations and strong growth compared to the West—are expanding rapidly. Some economists believe the shifts underway in these countries are the most important developments for commodities since the Industrial Revolution started two centuries ago.

So we have begun the transition to production with optimism that our timing is on the mark, but tempered by the pragmatism necessary to complete the transition effectively and efficiently. Over the last year, we have mapped the skill sets needed by our mining team. From an organizational perspective, these range from engineering and logistics to construction management and cost controls, computer software implementation for production planning and accounting, environmental management and community relations, and a capable and well-trained local workforce. We have been able to attract exceptional talent for our head office and the mine site.

The broad expansion now underway at Silver Standard is taking place under the guidance of an experienced board of directors that includes three engineers. Gordon Davis is one of the discoverers of Canada's famous Anvil deposit and helped to finance, build and manage a profitable operation. David Johnston is the former president of Highland Valley Copper Limited, one of the world's largest-tonnage copper mining and milling complexes. Peter Tomsett recently capped a 25-year engineering career at Placer Dome Inc. as president and chief executive officer.



PRINCIPAL PROPERTIES

1 Pirquitas

2 San Luis

3 Pitarrilla

4 Snowfield

5 Diablillos

PROJECT PIPELINE

6 Berenguela

7 Bowdens

8 Candelaria Mine

9 Shafter

10 Veta Colorada

11 Maverick Springs

12 Challacollo

13 San Marcial

14 Sulphurets

15 Silvertip

16 Sunrise Lake

17 San Agustin

Pirquitas

JUJUY PROVINCE, ARGENTINA



LOCATION AND HISTORY

Mina Pirquitas is located in the northern Argentina province of Jujuy. The property is accessible by an all-weather road and is at an elevation of 4,100 meters. All of the surface and mining rights are owned by Mina Pirquitas, Inc., a wholly-owned subsidiary of Silver Standard, with only a 3% provincial mouth-of-mine royalty payable. The mine is fully permitted with all federal, provincial and local permits issued and in good standing, with a fiscal stability agreement in place.

The Pirquitas deposit was discovered in 1930. Between 1933 and 1990, some 25 million ounces of silver and 9,100 tonnes of tin were mined from underground silver and tin mines. Sunshine Mining and Refining Company purchased the property at an auction in 1995 and undertook a US$25 million feasibility study, which included extensive surface drilling, underground sampling, and metallurgical testing. We acquired an initial 43.4% interest in Pirquitas in 2002 and the remaining 56.6% interest in 2004.

US$146 million estimated capital expenditures

107.1 million ounces of proven and probable silver

10 million ounces of silver annually in the first few years of production



GEOLOGY AND METALLURGY

The property is underlain by sediments comprised of shales, sandstones and greywackes, with minor areas of conglomerate. In the vicinity of the mineralization, the host sediments are folded into an east-plunging, gently-folded anticline. The main mineralized veins run perpendicular to the hinge of the anticline and infill tension joints related to brittle deformation. The silver occurs as silver sulfides and sulfosalts. Potential for expansion of known mineralization is considered excellent.

Extensive metallurgical testwork has been carried out at Pirquitas establishing recoveries of 76% for silver, 57% for tin and 48% for zinc. Silver Standard has been undertaking additional metallurgical testwork to improve these recoveries.

PROJECT SCOPE AND PLANS

In March of 2006, Hatch Ltd., an international engineering firm, in conjunction with Mine Development Associates, Inc. of Reno, Nevada completed an update of the feasibility study prepared by Jacobs Engineering and Winters Group in 1999/2000. With base case metal prices of US$5.35 per ounce silver, US$2.75 per pound tin and US$0.42 per pound zinc (approximate 20-year average prices to March 31, 2006), the project hosts proven and probable reserves of 107.1 million ounces of silver, 40,360 tonnes of tin and 125,116 tonnes of zinc and is estimated to produce an average of 9.6 million ounces of silver, 2,500 tonnes of tin and 6,600 tonnes of zinc per year over an 8.8 year mine life. Capital costs are estimated to be US$146 million plus value added tax which is recoverable for a 6,000 tonne per day operation.

The mine will be developed and operated as a conventional open pit (surface) mine and will utilize 100 tonne trucks and 12m³ (16 yd³) loaders. The ore will be trucked seven kilometers (4.3 miles) to the processing plant. At the processing plant the ore will be crushed and treated in a conventional mineral flotation plant. The plant will produce three salable products: silver concentrate, tin concentrate, and zinc concentrate. The concentrates will be shipped to various smelters around the world. The silver concentrate contains 0.11% indium, and with indium prices at US$750 per kilogram (US$341 per pound), the company continues to explore ways to benefit from this concentrate by-product.



Silver Standard President, Robert Quartermain (left) presents commemorative plaques of the Pirquitas production decision on October 18, 2006 to Dr. Eduardo Fellner, Governor of the Province of Jujuy and Jorge Mayoral, Secretary of Mining, Argentina.



Victor Gamez, Pirquitas representative in Jujuy, and employees at the mine site production decision announcement.

In addition to the processing plant, a mine equipment repair shop, warehouse, laboratory, and power plant will be constructed. The power plant will be fueled by natural gas supplied by a 36 kilometer-long (22.4 mile) natural gas pipeline to be constructed from the mine to the existing Trans-Andean, Argentina/Chile pipeline. Design engineering of the pipeline is complete and pipeline materials have been ordered. Construction of the pipeline is anticipated to start mid-year.

At full production, the mine will operate 24 hours per day, 350 days per year and employ approximately 400 people. There is currently housing for 200 employees on site, which will be expanded to accommodate 450. Many employees will commute from local communities while others will be housed on site. In conjunction with the provincial government and equipment vendors, a training program has been developed to assure that the members of the local communities possess the required skills to assure a successful mining operation.

PROJECT STATUS

Since the decision in October 2006 to place Pirquitas in production, significant progress has been made in advancing the project.

Equipment

The mining equipment has been ordered from CAT® and the initial equipment items have been received at the mine. The balance of the equipment deliveries will take place within the first three quarters of this year. In addition, a maintenance and repair contract (MARC) is being negotiated with the local CAT® dealer, which will provide guaranteed availabilities and operating costs for the mining equipment.

Engineering and Construction

Techint, an international construction and engineering firm based in Buenos Aires, has been selected as the engineering, procurement and construction management (EPCM) contractor for the project. Techint commenced work on basic engineering in November and is advancing on schedule. Equipment with long lead times has been identified and either placed on order or acquired from the used market.

Personnel

Experienced and highly capable professionals have been recruited for key positions, including General Manager, Plant Superintendent, and Construction Manager. In addition, a Senior Vice President, Operations, who will be responsible for overseeing all mining operations, is being hired for the Vancouver office.


195°SW
15°NE
4300m
4200m
4100m
4000m
OPLOCA VEIN
Potosi-2
Level1
Level2
Level3
Level4
Level5
LEGEND
Drill Hole
Underground Development
Silver g/t
Length (meters)
Mineralized Intersection
Measured and Indicated
Silver>75g/t
Inferred
Silver>75g/t
meters

SECTION 00E


US$ (millions)
$900
$800
$700
$600
$500
$400
$300
$200
$100
70%
60%
50%
40%
30%
20%
10%
silver price $5.35[1] $7.16[2] $9.00[3] $12.00[4] $15.00[5]

PIRQUITAS ECONOMICS AT SELECTED SILVER PRICES

- INTERNAL RATE OF RETURN (%)
- NET PRESENT VALUE 0% (US$ MIL)
- NET PRESENT VALUE 5% (US$ MIL)

[1] $2.75/lb tin, $0.42/lb zinc
[2] $3.56/lb tin, $0.58/lb zinc
[3] $4.47/lb tin, $0.73/lb zinc
[4] $5.97/lb tin, $0.97/lb zinc
[5] $7.46/lb tin, $1.22/lb zinc

Mina Pirquitas

La Mina Pirquitas está ubicada al norte de Argentina a una altura de 4,100 metros. Se ha iniciado el desarrollo de la mina así como la actualización de su infraestructura, a un costo estimado de US$146 millones de dólares. Conjuntamente con el gobierno provincial y algunos proveedores de equipo, se ha desarrollado un programa de capacitación para asegurar que los miembros de las comunidades locales posean la preparación y habilidad laboral necesaria para participar en las operaciones de la mina. La mina estará en operación las 24 horas del día, 350 días al año y dará empleo aproximadamente a 400 personas. Muchos empleados se desplazarán diariamente desde sus comunidades locales mientras que otros serán hospedados en el recinto de la mina. Una vez que la Mina Piquitas se encuentre en su etapa de producción, se ubicará como una de las minas de plata mas importantes, produciendo en el órden de los diez millones de onzas de plata al año en sus inicios, con lo cual se convertirá en una de las minas de plata más grandes del mundo.

CATEGORY	SSRI % INTEREST	TONNES IN MILLIONS	SILVER IN G/T	SILVER IN OZ./TON	ZINC (IN %)	TIN (IN %)	SILVER OUNCES IN MILLIONS
PROVEN	100	3.34	191	5.6	0.67	0.25	20.5
PROBABLE		15.52	174	5.1	0.61	0.19	86.6
MEASURED		0.71	112	3.3	0.67	0.17	2.5
INDICATED		7.91	95	2.8	0.45	0.09	24.2



San Luís

ANCASH, PERU

LOCATION AND HISTORY

The San Luís Project in central Peru is a joint venture with Esperanza Silver Corporation where a high-grade gold-silver prospect was discovered in mid-2005. Silver Standard has a 55% interest in the project and can earn up to an 80% interest by carrying the project through to production. The property encompasses over 25,000 hectares of mineral concessions with recently constructed road access to the town of Huarez. The large open-pit Pierina gold mine, operated by Barrick, is located less than 25 kilometers (16 miles) to the southeast of the project.

Following the discovery of the San Luís quartz vein system, the joint venture focused on securing a sizeable land position in the area, applied to the local and national governments for exploration work permits and established a work camp on the property. In the first quarter of 2006, systematic trenching and channel sampling was carried out on the westernmost vein, known as the Ayelén Vein, where the previous year's prospecting resulted in the discovery of high-grade gold and silver mineralization. In March 2006, the joint



Cutting core at San Luis.

venture announced the first results from the trenching program; some of the more impressive channel sample results include 13.9 feet of 3.9 ounces of gold and 65.5 ounces of silver per ton (4.23 meters grading an average of 134.0 grams of gold per tonne and 2,246 grams silver per tonne); 19.7 feet of 2.3 ounces of gold and



Silver Standard President Robert Quartermain and Esperanza Silver President Bill Pincus stand on the Ayelén Vein with discoverer Aristides Chavez.

60.7 ounces of silver per ton (5.99 meters averaging 78.4 grams of gold per tonne and 2,082 grams of silver per tonne).

Through the months of January to June the joint venture made applications for the permits to construct access roads and complete a preliminary drill program. The permits were received in July and road construction completed in early September. Drilling was initiated by mid-September and the first drill results released in late October. Drilling has confirmed the down dip continuity of the bonanza grade mineralization found in the trenches. Significant drill intersections to date on the Ayelén Vein include hole SL06-01 which contained 20.7 feet averaging 34.4 ounces silver per ton and 1.42 ounces gold per ton (6.3 meters averaging 1,180 grams silver per tonne and 48.7 grams gold per tonne), hole SL06-16 which contained 35.8 feet averaging 26.7 ounces silver per ton and 1.46 ounces gold per ton (10.9 meters averaging 914 grams silver per tonne and 50.16 grams gold per tonne) and hole SL06-17, drilled beneath hole SL06-16, which contained 89.9 feet averaging 0.69 ounces per ton of gold and 19.7 ounces per ton of silver (27.4 meters averaging 23.72 grams per tonne gold and 676 grams per tonne silver) and included 14.7 feet averaging 2.24 ounces per ton of gold and 64.6 ounces per ton of silver (4.5 meters averaging 76.89 grams per tonne gold and 2216 grams per tonne silver).

GEOLOGY

High-grade gold and silver quartz veins are hosted within Tertiary-age andesitic volcanic rocks of the Calipuy Formation. Six separate, subparallel veins have been identified so far, with individual veins having strike lengths ranging from a few hundred meters to more than 2,000 meters. Vein widths are also variable, ranging from less than one meter up to more than 10 meters. Mineralization within the veins is typical of classic quartz-adularia or low-sulfidation epithermal systems, which include major precious metal deposits such as El Peñon in Chile and the Comstock Lode in Nevada. Channel sampling in 2006 defined over 450 meters of bonanza grade mineralization on the Ayelén Vein. Additional sampling on the parallel Inés Vein, located 100 meters east of the Ayelén Vein, has defined a 75 meter interval of 407 grams silver per tonne and 15.5 grams gold per tonne across an average width of 2.73 meters..

COMMUNITY RELATIONS

The Joint Venture is engaged in a proactive program of community relations. A large part of this program involves regular meetings with local community leaders and officials. Land access agreements were successfully negotiated with the local communities. These agreements formed an integral part of the environmental submissions for the work permits.

PROJECT SCOPE AND PLANS

Exploration in 2007 will largely be directed to the five kilometers of known veins on the property. The Ayelén and Inés veins will be the focus of a 15,000 meter drill program scheduled for 2007. The goal of this program is to complete sufficient drilling to begin preliminary engineering and environmental studies by year-end.

The four other veins identified within the core claim area to the east of Ayelén and Inés will be sampled at surface and then drilled. Also, additional veins have been identified on the 25,000-hectare (95-square-mile) property; these will be mapped in detail during 2007.

A stream sediment survey that covered the entire property has identified highly anomalous areas that are located away from the main exploration area for follow-up prospecting. A field crew will shortly begin initial rock sampling up-stream from these anomalies.


N
Anta
Yungar
Ayelén Vein
Exploration Camp
Ines Vein
Cochabamba
Pierina Mine (Barrick)
claim boundary
0 2,000 4,000
meters

CLAIM MAP


N
4600m
4500m
4400m
Vein Pierce Point
Channel Sample
H.S.
Au gpt / Ag gpt
Length (metres)
Highest Grade Sample in Channel
METRES

LONG SECTION

Proyecto San Luis

El proyecto San Luis, ubicado en la zona central del Perú, es un proyecto conjunto en colaboración con la compañía Esperanza Silver Corporation. Silver Standard cuenta con una participación del 55% y puede obtener hasta un 80% si continúa con el proyecto hasta su etapa de producción. La propiedad abarca más de 25,000 hectáreas de concesiones de minerales y cuenta con una carretera de acceso recientemente construida, al pueblo de Huarez. A principios del 2006, se llevó a cabo el zanjeo sistemático y muestreo de canales en la veta de la zona del extremo oeste, conocida como Veta Ayelén, en la cual la prospección del año anterior resultó en el descubrimiento de mineralización de alto grado de oro y plata.

El zanjeo y muestreo de canales continuará durante el año 2007, a través de los cinco kilómetros de vetas conocidas en la propiedad. Las vetas Ayelén e Inés serán el objetivo principal del programa de perforación de 15,000 metros, con el propósito de completar suficiente perforación para dar inicio a los estudios preliminares de ingeniería y medio ambiente a finales del año.

SELECTED SAN LUIS DIAMOND DRILL RESULTS—AYELÉN VEIN—2006–2007

DRILL HOLE	FROM (METERS)	TO (METERS)	INTERVAL* (METERS)	GOLD IN G/T	SILVER IN G/T	INTERVAL (FEET)	GOLD IN OZ. /TON	SILVER IN OZ. /TON
SL06–17	50.6	78.0	27.4	23.72	676	89.9	0.69	19.7
INCLUDES	51.6	56.1	4.5	76.89	2,216	14.8	2.24	64.6
SL06–10	62.0	68.4	6.4	91.57	2,050	21.0	2.67	59.8
SL06–9	38.7	41.6	2.9	197.13	3,578	9.5	5.75	104.4



Pitarrilla

STATE OF DURANGO, MEXICO

LOCATION AND HISTORY

The Pitarrilla project is located on the eastern flank of the Sierra Madre mountain range in the central part of Durango State, Mexico. The major city of Torreon lies approximately 150 kilometers (93 miles) east of the project. Road access is good, with paved highways extending to within 20 kilometers of the center of the property. Silver Standard, through Silver Standard Durango S.A. de C.V., holds a 100% interest in the mineral rights to the approximately 29,680-hectare Pitarrilla claim block and has applied for an additional claim covering in excess of 100,000 hectares. The company also holds significant surface rights in the area.

GEOLOGY

To date, five zones of economically significant silver mineralization have been identified on the property, with four of these zones being closely associated with a rhyolite flow-dome complex that caps a 600-meter thick package of Tertiary-age andesite, dacite and rhyolite volcanic rocks. This succession of volcanic rocks unconformably overlies folded marine sedimentary rocks of Cretaceous age, and is intruded by a complex system of rhyolite sills and dikes. These rhyolite intrusive bodies, which can be more than 100 meters thick, are a key rock type at Pitarrilla because most mineralization is either hosted in the rhyolites or in the enclosing brecciated host rock.



L to R: Guillermo Lozano, General Manager of Mexico; geological consultant Paul Bowen; and Pitarrilla Chief Geologist Martin Samilpa at the Pitarrilla core shack.



Drilling South Ridge with a view of Breccia Ridge.

There are now two types of mineralization at Pitarrilla. The first is finely disseminated microscopic grains of silver minerals in iron stained rhyolite intrusive and volcanic rocks. The second is disseminated massive sulphide mineralization containing variable amounts of silver, iron, zinc, lead and copper sulphide minerals. Copper values generally average between 0.2% and 0.5% but can range up to 17% in individual samples. Lead and zinc values each can locally exceed 20%.

Throughout 2006, diamond drilling was focused on defining the limits of the Breccia Ridge and South Ridge deposits. One of the outcomes of last year's program was the discovery of massive sulphide mineralization located in feeder zones below Breccia Ridge. Some of this mineralization is associated with the flat lying contact between the volcanics and the underlying sediments. Other zones are structurally controlled and extend well down into the sediments.

This past year we were very successful in expanding the known resource at Pitarrilla, and in improving the overall quality of the defined resources. A resource estimate completed in July, 2006 increased the measured and indicated resources to 234.3 million ounces of silver, which represents an increase of 249%, and increased the inferred resources to 192.1 million ounces of silver, which represents an increase of 47.5%. This was achieved through the completion of over 40,000 meters of drilling in 118 holes. Highlights from the South Ridge Zone include hole PD-92 which intersected 515 feet of 6.5 ounces silver per ton (157.0 meters of 223.0 grams silver per tonne); and PD-120 with 445.2 feet of 5.3 ounces silver per ton (135.7 meters of 183.3 grams silver per ton).

Drilling at Breccia Ridge was equally successful as demonstrated by hole PD-148 which cut 841.8 feet averaging 6.4 ounces silver per ton (256.6 meters averaging 220.0 grams silver per tonne);

including 329.0 feet which contained 7.5 ounces silver per ton (100.3 meters containing 258.5 grams silver per tonne), 3.45% zinc and 1.50% lead. Other significant Breccia Ridge holes included PD-152 which intersected 534.8 feet of 6.7 ounces silver per ton (163.0 meters of 230.1 grams silver per tonne), including 51.5 feet of 49.8 ounces silver per ton (15.7 meters of 1,706.1 grams silver per tonne) 6.92% zinc, 6.00% lead and 5.57% copper; and hole PD-157 which contained an impressive 1,972 feet averaging 2.5 ounces silver per ton (601.0 meters averaging 86.7 grams silver per tonne), including 99 feet of 8.5 ounces silver per ton (30.2 meters of 291.5 grams silver per tonne), 5.85% zinc and 2.16% lead.

PROJECT SCOPE AND PLANS

The 2007 exploration program at Pitarrilla calls for the continuation of the aggressive drilling program with 60,000 meters planned. At present there are five diamond drills working on the property, which will initially focus on in-fill and step out drilling at Breccia Ridge Zone and then on South Ridge Zone. Throughout the year, geological mapping and interpretation of the drill results will lead to the testing for new zones of mineralization. An underground ramp is currently being contemplated to access the deep mineralization for metallurgical sampling and definition drilling. Metallurgical studies will be ongoing with the objective of designing an economically feasible ore processing flow sheet.


SADDLE ZONE
JAVELINA CREEK ZONE
PENA DIKE ZONE
BRECCIA RIDGE ZONE
CORDON COLORADO ZONE
SOUTH RIDGE ZONE
PLAN


CORDON COLORADO
BRECCIA RIDGE
A
A'
2000m
1750m
1500m
1250m
1000m
Tertiary Volcanics
Basal Conglomerate
Drill Hole Intercept
Porphyry
Disseminated & Stockwork Mineralization
Replacement Sulphide Mineralization
Cretaceous Siltstones & Sandstones
0
100
200
400
METRES
SECTION A-A'

Proyecto La Pitarrilla

El proyecto La Pitarrilla está ubicado en el lado Este de la cordillera Sierra Madre Occidental, a lo largo del Corredor de Plata de México, en el Estado de Durango, aproximadamente 150 kilómetros al Oeste de Torreón, Coahuila. Está comunicado con caminos de terracería a carreteras pavimentadas que se encuentran a menos de 50 kilómetros del proyecto. Silver Standard posee una participación del 100% de los derechos minerales de un área aproximada de 29,680 hectáreas que conforma el bloque de lotes mineros de La Pitarrilla.

El año pasado la compañía tuvo mucho éxito al expandir el recurso de plata conocido en La Pitarrilla, y en mejorar la calidad de los recursos definidos. El estimado de recursos realizado en Julio del 2006, incrementó los recursos medidos e indicados a 234.3 millones de onzas de plata, lo cual representa un aumento del 249%, e incrementó los recursos inferidos a 192.1 millones de onzas de plata, lo cual arroja un incremento del 47.5%. Esto se logró a través de la perforación de más de 40,000 metros de barrenación, distribuidos en 118 barrenos, enfocándose casi exclusivamente a las zonas conocidas como South Ridge y Breccia Ridge.

El programa de exploración del año 2007 en la Pitarrilla incluye planes para la perforación de más de 60,000 metros de barrenación a diamante. Actualmente existen cinco máquinas de perforación a diamante trabajando en la propiedad.

CATEGORY	SSRI % INTEREST	TONNES IN MILLIONS	SILVER IN G/T	SILVER IN OZ./TON	SILVER OUNCES IN MILLIONS
MEASURED	100	27.20	120.6	3.5	105.5
INDICATED		35.60	112.5	3.3	128.8
INFERRED		64.40	92.7	2.7	192.1

Snowfield

BRITISH COLUMBIA, CANADA

LOCATION AND HISTORY

The property is located 65 kilometers (40 miles) north-northeast of Stewart, British Columbia, along the eastern margin of the Coast Mountain Range. Access to the property is currently by helicopter, although the Eskay Creek Mine access road lies approximately 25 kilometers to the northwest. The Snowfield project consists of seven claims totaling 4,467 hectares (see claim map page 27). Four mineralized zones were located between 1980 and 1993, which include the Snowfield Gold Zone. Ten historical drill holes in the Snowfield Gold Zone indicated potential for a bulk tonnage, gold-molybdenum resource.

GEOLOGY

The property is underlain by Jurassic volcanics, volcanoclastics, and sedimentary rocks of the Hazelton Group. The host rocks of the mineralization have been subjected to a pervasive propylitic to quartz-sericite alteration. During the summer of 2006, Silver Standard completed 27 diamond drill holes totaling 6,141 meters. These defined a body of mineralization that is flat lying, elongate in an east-west direction and appears to have a keel shape at depth along the axis of the body. The mineralization is consistently zoned, with the highest grades at surface then decreasing values with depth. Low grade values of copper and molybdenum are associated with the gold.

The mineralization has been drill tested over an area measuring 350 meters by 450 meters. The high grade surface zone averages over 2.5 grams gold per tonne and ranges in thickness between 30 and 90 meters. The entire package of mineralization averages 150 to 170 meters in thickness but can range up to 225 meters in thickness. The zone is currently open in all directions. Significant drill intersections from the 2006 program include hole SF-04 which contained 676 feet averaging 0.057 ounces gold per ton (206.1 meters averaging 1.94 grams gold per tonne), including 310 feet containing 0.089 ounces gold per ton (94.5 meters containing 3.06 grams gold per tonne); and hole SF-24 which intersected 785 feet containing 0.05 ounces gold per ton (239.5 meters containing 1.63 grams gold per tonne), including 295 feet with 0.08 ounces gold per ton (90.0 meters with 2.61 grams gold per tonne).

PROJECT SCOPE AND PLANS

In 2007, a 15,000 meter drill program is planned to expand the known mineralization and test for extensions to the gold zone as well as test for potential gold-copper mineralization.



Drill camp location on main mineralized zone.


6,264,200N
6,264,000N
6,263,800N
3950N
SECTION 3950N
N
424,800E
425,000E
425,200E
LEGEND

SURFACE PLAN OF ROCK GEOCHEMICAL GOLD VALUES


1650m
1550m
1450m
>2.0 g Au / t
>1.0 g Au / t
424,750E
424,850E
424,950E
Drill Hole Intercept

SECTION 3950N

CATEGORY	SSRI % INTEREST	TONNES IN MILLIONS	GOLD IN G/T	GOLD IN OZ/TON	MOLYBDENUM IN %	GOLD OUNCES IN THOUSANDS
MEASURED	100	11.90	1.5	0.04	0.010	555
INDICATED		37.50	1.5	0.04	0.013	1798
INFERRED		14.70	1.4	0.04	0.012	665

Diablillos



SALTA PROVINCE, ARGENTINA

LOCATION AND HISTORY

Diablillos is located 160 kilometers (99 miles) northwest of Salta on the altiplano of northern Argentina. The property is road accessible and is 250 kilometers south of Pirquitas. The recent announcement by the Province of Salta to construct a natural gas pipeline will benefit the project if the pipeline is extended to the southwest near Diablillos.

Discovered in the 1970's, the property was primarily explored from 1988 to 2001. Total expenditures by previous operators, in excess of US$17 million, resulted in the discovery of seven mineralized zones with the Oculto Zone, the largest, containing the reported resource. Exploration drilling completed by prior operators and Silver Standard totals in excess of 60,000 meters in over 300 rotary, reverse circulation and diamond drill holes.

GEOLOGY

The property is underlain by Late Miocene calc-alkaline volcanics and porphyry style intrusions that overlie Ordovician to Cambrian schists and gneisses. The Oculto Zone is an epithermal system with the silver mineralization structurally controlled in the volcanics and gold mineralization controlled by the contact between the volcanics and schists.

Metallurgical testwork undertaken for Barrick Gold Corporation by Lakefield Research determined that conventional milling gave average recoveries above 75% for silver and ranged from 80% to 85% for gold.

PROJECT PLANS

During 2006, a geological review of the project determined that the previous reverse circulation drilling may have understated the gold and silver values. As a result, a 15,000 meter diamond drilling program is planned to begin in the second quarter of 2007. The drill program has been designed to investigate whether drill results obtained by the previous drilling campaigns understated values and also to test a number of gold targets separate from the Oculto Zone where a re-interpretation of the geology indicates potential for the discovery of new mineralization. On completion of the drill program, an updated resource estimate will be prepared followed by an update of the Barrick pre-feasibility study, which indicated that Diablillos could be developed as an open pit mine producing approximately 7.0 million ounces of silver and 70,000 ounces of gold per annum.



Oculto Zone Drilling.


N
Los Corderos
Vicuna
Pedernales
Sur
Jasperoid Zone
CerroDelMedio Zone
Laderas Zone
Relincholl
CerroBayo
Renacuajo
Alpaca
OCULTO ZONE
Mineralization
0 1500
meters

PROPERTY MAP


SECTION LOOKING S.E.
N.E.
S.W.
4430m
4330m
4230m
4130m
4030m
ALTERATION
Vuggy Silica & Alunite
Pervasive-Silicified Alunite
Argillic
Mineralized Zone
Drill Hole
327.1 Mineralized
46m Intersection
Silver-equivalent in g/t
Length (meters)
0 50 100 200
meters

LONG SECTION

CATEGORY	SSRI % INTEREST	TONNES IN MILLIONS	SILVER IN G/T	GOLD IN G/T	SILVER IN OZ/TON	GOLD IN OZ/TON	SILVER OUNCES IN MILLIONS	GOLD OUNCES IN THOUSANDS
INFERRED	100	41.98	69.5	1.0	2.0	0.03	93.8	815



Kenneth McNaughton
Vice President, Exploration

"Finding Pitarrilla was the result of highly skilled people making sure we were in the right place at the right time."

A Look at Exploration

A resource company has two primary ways to grow. One is through acquisitions, and the second is through exploration. Since our focus on silver in 1993, we have used both strategies to grow.

In 1996, we purchased our first project, Bowdens in Australia, for US$6 million, or 10 cents per resource ounce of silver. The rationale was that in a period of low silver prices and increasingly difficult financing, there was lower risk and less cost with an acquisition in a mining friendly country, than in grass roots exploration. During the years of favorable exchange rates (a weak Australian dollar) we continued exploration at Bowdens and increased the resource from 60 million ounces of silver to over 97 million ounces in all categories, plus lead and zinc values.

For Silver Standard, the Bowdens acquisition marked the beginning of a methodical search for silver-dominant projects with exploration upside in geopolitically attractive countries in the Western Hemisphere. Following that model, we acquired Newhawk Gold Mines by issuing shares in 1999, while silver prices continued to weaken. Newhawk had three principal assets: cash, the Sulphurets underground gold-silver deposit and the Snowfield gold zone. This low-grade zone, while potentially bulk mineable, was unattractive at the time, when gold prices were under US$300 per ounce.

Later, we purchased the Candelaria Mine in Nevada for less than two cents (US) per resource ounce of silver. This was followed by the acquisition of the Shafter property in Texas, at less than two cents (US) per resources ounce, the Diablillos property in Argentina for under four cents (US) per resource ounce, and the Berenguela project in Peru for six cents (US) per resource ounce of silver. Each of these acquisitions, except Shafter, is large and potentially mineable by low-cost bulk mining methods.

By the end of 2002, we had tied up many of the available, identified large-scale silver-dominant projects in North and South America. As silver prices firmed, the cost of project acquisitions rose above 10 cents per resource ounce of silver, which we believed to be the economic limit for acquisitions that would be accretive for our shareholders. Therefore, we turned our focus to grass roots exploration.

Mexico and Peru are the historical leaders in global silver production. During the 25 year-long bear market for silver, little capital had been dedicated to silver exploration in those countries, and we felt that undiscovered opportunities may be found in areas where the geology was similar to known silver camps. We applied new exploration techniques such as satellite imagery to isolate attractive areas, and then sent in geologists and field teams to prospect.

Our first efforts focused on the Central Mexican Silver Belt, where six or seven major camps have each produced between 400 million and 1.4 billion ounces of silver over four centuries of production. In west central Durango, we selected an area that had small-scale historic production and showed tantalizing hints of large systems potentially capable of significant mineralization. Initially, the question was whether we could discover silver mineralization of sufficient grade and tonnage at surface to warrant further investigation. In early 2003, our field geologists returned with samples from Cordon Colorado, located on the flanks of Cerro Pitarrilla, that ranged up to five ounces of silver per ton (170 g/t silver).

We now have five drill-defined zones at Pitarrilla, with silver resources in excess of 426 million ounces in all categories. Diamond drilling with five rigs is ongoing in an area that measures approximately 3.5 square miles, which is a fraction of the 115 square mile land package for which Silver Standard has the mineral rights.

So what is the value of this discovery? We believe Pitarrilla represents an intact classic Mexican epithermal system with potential to rival the historic silver camps of Mexico. It is already among the largest undeveloped silver resources in the world, and we know that at depth silver occurs together with significant values in lead, zinc and copper. To date our exploration costs are under 10 cents per resource ounce of silver, for a project that has added several hundred million dollars to the market capitalization of Silver Standard.

Encouraged by our success in Mexico, we applied a similar model in Peru. With our partner, Esperanza Silver Corporation, we jointly funded an exploration program to examine prospective geological formations for bulk mineable silver-gold mineralization. The first area we examined led to the 2005 discovery of the San Luis project, an exceptionally high-grade epithermal gold-silver quartz vein system. Although we have not completed sufficient drilling for a resource estimate, we are sufficiently encouraged by work to date that San Luis will be our next development project after Pirquitas.

In British Columbia, higher commodity prices, especially gold and copper, have led to a surge in exploration. Among the most prominent areas is Galore Creek in north central B.C., where Silver Standard was a pioneer in helicopter exploration in the 1950s and 1960s. In 2005, our chief geologist visited our nearby Snowfield property, a gold-molybdenum occurrence last drilled in 1991. Based on much higher prices for the two metals, and the favorable location of the mineralization, we drilled this property in the summer of 2006 and defined a three million ounce gold resource. In addition to potential for resource expansion and at depth, the Snowfield project has evidence of a porphyry copper system below the gold zone. Using a conservative value of US$50 per resource ounce of gold, the project has already added substantial value to the company. The cost to Silver Standard was less than 50 cents (US) per resource ounce of gold.

In 2004, we formed a strategic alliance with Minco Silver Corporation to explore for silver in China. Minco Silver's parent company, Minco Mining Corporation, has been actively exploring in China since 1994. Minco Silver's primary asset is the Fuwan silver deposit, a 112.9 million ounce silver discovery located in Guangdong province in southern China. Minco Silver recently completed a C$15 million public financing and expects to commence feasibility work in the second half of 2007.

As our experiences with Pitarrilla, San Luis, Snowfield and Fuwan demonstrate, successful exploration is the ultimate form of leverage for resource companies: relatively few exploration dollars can create exponential returns on shareholder capital. So we intend that exploration will remain a core value for Silver Standard in 2007 and well into the future.



Drilling the Ayelén Vein at San Luis.


2%
17%
9%
16%
21%
10%
25%

GEOGRAPHIC DISTRIBUTION OF MINERAL RESOURCES
(% at Dec. 31, 2006)

CANADA · U.S. · AUSTRALIA · MEXICO · ARGENTINA · PERU · CHILE

Berenguela



PUNA, PERU

LOCATION AND HISTORY

Berenguela is located 5 kilometers (3 miles) northeast of Santa Lucia on the altiplano of southern Peru. Access is good with a major paved highway adjacent to the property. A main-line railway passes within five kilometers of the property.

Exploration since the 1960's comprised channel sampling, 17,700 meters of underground workings, bulk sampling and diamond drilling of 6,628 meters in 108 holes. In the 1990's, Kappes, Cassiday & Associates developed processes to optimize metal recovery. From June 2004 to October 2005, Silver Standard completed 222 reverse circulation drill holes totaling 19,029 meters of drilling.

GEOLOGY

The deposit is composed of flat-lying manganese rich beds in folded dolomitic limestone. The deposit is located at surface and forms a body 500 meters wide, at least 1500 meters long and averages 60 meters thick.

PROJECT SCOPE AND PLANS

Our plans are to undertake economic evaluation to optimize development of the project.


N
900N
1000N
1100N
4200m
4100m
BER-55
DDH-5
BER-43
BER-37
DDH-2
BER-41
BER-44
BER-54
BER-39
BER-36
BER-40
BER-42
BER-38
LEGEND
+ 300 g/t silver
+ 100 g/t silver
Mineralized Intersection
430 / 33m = Silver in g/t / meters
0 25 50
meters

SECTION 10400N

Bowdens



NEW SOUTH WALES, AUSTRALIA

LOCATION AND HISTORY

The Bowdens silver project is located 200 kilometers (124 miles) northwest of Sydney, Australia. It is readily accessible by road; a major power line is close by; and we own the surface rights covering the mineralization and the proposed mine infrastructure. The property consists of a single exploration tenement covering 93 square kilometers. It was discovered by stream sediment sampling in 1988 and to date, 395 drill holes totaling 43,309 meters have been completed.

GEOLOGY

The silver mineralization is hosted in a Permian flat-lying felsic volcanic sequence consisting of rhyodacite ignimbrites with tufts and lesser flows. The mineralization appears to favor the contact between a porous tuft and impermeable ignimbrites. The low sulphidization epithermal system has minor lead and zinc, with the silver occurring in galena, sphalerite, argentite and percite.

PROJECT SCOPE AND PLANS

Metallurgical studies will be completed in 2007 which will be included in an update of the economic evaluation of the project.


650m
600m
550m
500m
450m
LEGEND
RYLSTONE VOLCANICS (EARLY PERMIAN)
Rhyolite Breccia
Ignimbrite
Crystal Lithic Tuff
Mineralization
Major Fault
Mineralized Intersection
68.0 / 6m = Silver g/t / Width (meters)
0 25 50 75 100
meters

CLAIM MAP AND MINERALIZED AREAS

Candelaria Mine



NEVADA, USA

LOCATION AND HISTORY

Candelaria is located in west central Nevada, 90 kilometers (55 miles) southeast of Hawthorne. It is accessible by paved road. Critical infrastructure, power lines and water supply installed during previous operations are being maintained.

Candelaria was intermittently mined by underground methods from its discovery in 1863 up to the mid-1960's; open pit mining began in the late 1970's and ceased in 1999. Silver production totaled approximately 68 million ounces. Exploration by Kinross Gold Corporation, the former owner, outlined the Diablo and Northern Belle resources.

GEOLOGY AND METALLURGY

The silver mineralization originally formed a continuous, tabular-shaped zone with approximate dimensions of 6,100 meters along strike, 760 meters down-dip and thicknesses of one meter to over 30 meters within regional thrust faults, principally the Lower Candelaria Shear. Later faulting disrupted the continuous zone into structural blocks hosting the current deposits. All of the measured and indicated resources and 40% of the inferred resource is as in-situ material beneath the Diablo and Northern Belle pits, with 57% of inferred resources in the leach pads and 3% in low-grade stockpiles. Testwork indicates a process of milling followed by flotation, roasting and leaching will yield a 75% recovery of silver.

PROJECT SCOPE AND PLANS

A scoping study prepared by Kappes, Cassidy & Associates suggests the project could be advanced as a milling operation followed by leaching at two million tons per year, once appropriate silver prices are achieved. This year we will further investigate resource values in the leach pads.


WASTE DUMP
LEACH PAD 1
2 miles to Hwy. 95
LEACH PAD 2
GEORGINE PIT
NORTHERN BELLE PIT
Northern Belle Pit Expansion
Deep Diablo Pit Expansion
Low Grade Stockpile
Low Grade Stockpile
DIABLO PIT
Area Permitted for Disturbance
Area Permitted for Future Leach Pad Expansion
0 1000 2000 3000
feet
WASTE DUMP

MINE SITE

Maverick Springs



NEVADA, USA

LOCATION AND HISTORY

Maverick Springs is located in northeastern Nevada, about halfway between Elko and Ely, at the southeast end of the Carlin Trend belt of gold-silver deposits. Access is by a 40-kilometer (25-mile) gravel road from the town of Ruby Valley.

First staked and explored in 1986 by Artemis Exploration Company, the property is now held in a joint venture with Vista Gold Corp. We hold the rights to the silver resource while Vista Gold holds the rights to the gold resource. A total of 190 holes have been drilled on the property, including 54 holes totaling 15,263 meters on behalf of the joint venture.

GEOLOGY AND METALLURGY

The silver-gold mineralization occurs as a Carlin-type, sediment/carbonate-hosted disseminated deposit measuring about 1,250 meters in length, with a width of 670 meters and a thickness of approximately 60 meters. Mineralization is open to the south and north-northwest. Preliminary metallurgical testwork indicates a process using conventional milling will yield 63% to 97% recoveries for silver.

PROJECT SCOPE AND PLANS

Maverick Springs hosts a large silver-rich system that may be amenable to low unit cost bulk mining, similar to other Carlin-type deposits.

Further drilling to explore the extent of the higher grade silver mineralization discovered in 2006 will be undertaken in 2007.


SECTION A - A'
FEET X SILVER
DRILL HOLE LOCATION
DRILL HOLE PLAN
GRADE X THICKNESS
(Ag opt X Feet)

DRILL HOLE PLAN

Shafter



TEXAS, USA

LOCATION AND HISTORY

Shafter is located in southwest Texas, 29 kilometers (18 miles) north of Presidio. Highway 67 and a major power line cross the property. Discovered in 1880 and mined until 1942, production totaled 35 million ounces of silver from the original Presidio mine.

In 1977, Gold Fields Mining discovered an eastern extension of the Presidio mine, the Shafter deposit. Exploration by Rio Grande Mining and previous operators comprises 891 drill holes, a 320-meter shaft and 1,555 meters of underground development.

In 2003, the company transported a used 800 ton-per-day mill to Shafter.

GEOLOGY AND METALLURGY

Silver mineralization at Shafter and the historic Presidio mine is manto-type replacement associated with karst development in Mina Grande Formation limestone over approximately a three-mile length.

Test work indicates the highest recoveries for silver will be by in-tank leaching followed by production of a silver-gold doré. Silver recoveries are expected to be similar to historical values, 86% to 87%.

PROJECT SCOPE AND PLANS

A scoping study by Kappes, Cassiday & Associates suggests mining at the rate of 324,000 tons per year to initially produce 3.2 million ounces of silver per year. Silver production would average 2.6 million ounces over the seven-year mine life. The company plans to renew permits as they come up for renewal.



Proposed
Plant and Tailings Area
Existing and Proposed
Underground
Workings
Shafter Deposit
Outline
Leased to the company
State Land
Shaft
Highway 67
Town of
Shafter
N
LEGEND
Drill Hole in Mineralization
Peripheral Drill Hole
Mineralization
0 500 1000 1500 2000
feet

COMPILATION MAP

Challacollo



CHILE

LOCATION AND HISTORY

Challacollo is located 130 kilometers (80 miles) southeast of Iquique, a major port in northern Chile. Access is good, with the Pan American Highway passing 30 kilometers (19 miles) west of the property. A main power grid is located 15 kilometers (9 miles) north of the property.

GEOLOGY AND METALLURGY

Silver Standard began exploration at Challacollo in 2001 and prepared a resource estimate in 2003. Based on the resource estimate, a scoping study was prepared by Kappes, Cassiday & Associates, which, though requiring updating, contemplates a mine plan producing 3.1 million ounces of silver and 3,200 ounces of gold per year over a 10-year mine life.

PROJECT SCOPE AND PLANS

Geologically, Challacollo is located along a strong north-south lineament that includes a number of copper deposits to the north, with a possible east-west lineament postulated between major copper deposits to the east and Challacollo. As a result, Challacollo is considered highly prospective for the discovery of additional mineralization and further exploration drilling is planned for 2007 prior to moving forward with the planned scoping study update.



Cerro Challacollo
Humberto
Adit
1550m
1500m
1450m
1400m
1350m
1300m
1250m
1200m
7,682,500N
7,682,600N
7,682,650N
7,683,000N
7,683,500N
MINERALIZATION
Indicated Resource
Inferred Resource
Mined Areas
0 100
meters

LONG SECTION AND POLYGONAL RESOURCE

Veta Colorada



STATE OF CHIHUAHUA, MEXICO

The project comprises three separate properties, Veta Colorada, La Palmilla and San Patricio, which lie within 10 kilometers (6 miles) of the city of Parral in southern Chihuahua State, Mexico. The Veta Colorada vein system is a silicified fault breccia that follows a major east-dipping fault for more than 10 kilometers. Historical silver ore chutes have strike lengths of about 500 meters, dip extents reaching 500 meters and widths up to 30 meters. Intermittent underground mining at La Palmilla came from a large, subvertical quartz vein having a maximum length of 150 meters, a vertical height of about 70 meters and a maximum thickness of 30 meters. We plan to compile historic data and undertake a limited diamond drill program.



REMEDIOS SHAFT
ARGENTINA SHAFT
1900m
1700m
1500m
SILVER VALUES
>100 gpt
>300 gpt
>500 gpt
VC-1
VC-2
VC-3
Drill Hole Pierce Point (IMMSA)
VC-2 Drill Hole Pierce Point (Silver Standard)
Approximate Limit Mexarco Claims
J. Debastiani Claims
meters

LONG SECTION

San Marcial



STATE OF SINALOA, MEXICO

The property is located in the Sierra Madre mountains, 90 kilometers (56 miles) east of Mazatlan in Mexico. It consists of a single claim totaling 1,250 hectares in a district which has produced silver, gold, lead and zinc. The property is underlain by basal conglomerates, rhyolites, and dacites of the Upper Volcanic Group, with Lower Volcanic Group andesites and dacites underneath. The known silver veins are steeply dipping to the north east and are hosted in the Lower Volcanic Group. The mineralization forms quartz-sulphide veins and breccias up to 21 meters in width. The project is currently considered a non-core asset and as such the company will seek to monetize it.



N
Historic Underground Workings
Drill Hole Intercept
342.7 / 6.0m = Silver in g/t / Length (meters)
0 25 50 75
meters

SURFACE PLAN AND DRILL INTERCEPTS

27

Sulphurets



BRITISH COLUMBIA, CANADA

This high-grade, gold-silver project is adjacent to our Snowfield project, approximately 62 kilometers (39 miles) northwest of Stewart, British Columbia. Since 1986 over $40 million has been spent on exploration and development, including 78,300 meters of surface and underground drilling, 5.2 kilometers (3.3 miles) of underground development and completion of a feasibility study for a 350 ton per day operation. Of the seven mineralized zones explored to date, the West Zone hosts the majority of the gold and silver resources and is comprised of ten steeply-dipping veins of up to 40 metres (130 feet) strike length and 280 metres (920 feet) vertical extent. Due to its proximate location, the project may be advanced in conjunction with the Snowfield project.



N
Snowfield Zone
SNOWFIELD PROPERTY
HANGING GLACIER
BRUCESIDE
SULPHURETS PROPERTY
West Zone
SULPHURETS GLACIER
0 1000 2000
meters
Mineralization

CLAIM MAP SHOWING SNOWFIELD AND SULPHURETS

Silvertip



BRITISH COLUMBIA, CANADA

The project is located in northern British Columbia, approximately 85 kilometers (53 miles) southwest of Watson Lake, Yukon Territory, and is accessed by a 25-kilometer gravel road from the Alaska Highway. Exploration work by previous operators has included 71,472 meters of drilling in 491 holes and 2.67 kilometers of underground development, and expenditures have exceeded $23 million. Silvertip is among the highest grade silver-lead-zinc carbonate replacement deposits in North America, with 11 ounces of silver per ton and combined grades of 17% lead and zinc. The sulphide deposits form gently dipping mantos of 20 to 30 metres thickness that extend for up to 200 metres. As the project is not a core asset, we will seek to monetize the asset.


N
MAP DETAIL
0 5000
meters
Camp Creek Fault
25000E
YBR Fault
Portal
Silvertip Creek
Discovery
North
Silver Creek Zones
South
Camp Creek
Silver Creek
43000N
0 100 200 300
meters
Mineralization
Underground Workings

CLAIM MAP AND MINERALIZED AREA

Sunrise Lake



NORTHWEST TERRITORIES, CANADA

Sunrise Lake is located in the Northwest Territories 130 kilometers (81 miles) northeast of Yellowknife. It is accessible by aircraft in the summer and by road in the winter. Discovered in 1987, a resource was subsequently outlined with 21,774 meters of diamond drilling. It is a typical volcanogenic polymetallic massive sulphide deposit comprising a steeply dipping massive lens three to four meters thick that extends 120 meters to 190 meters along strike and is open to depth. Underlying the massive mineralization is lower grade disseminated and stringer mineralization that extends for approximately 320 metres along strike and is up to 50 meters thick. As the project is not a core asset, we will seek to monetize it.


SOUTH
NORTH
0 100
meters
Stringer Mineralization (Inferred Open Pittable)
(Indicated) Massive Sulphide and Adjacent Stringer Mineralization
(Inferred) Massive Sulphide and Adjacent Stringer Mineralization

LONG SECTION

San Agustin



STATE OF DURANGO, MEXICO

San Agustin is located 85 kilometers (52 miles) north of Durango City in Durango State, Mexico. The property is underlain by a dacite volcanic dome complex resting on fine siltstones and sandstones. The entire package was structurally brecciated and mineralized with gold and silver on surface and base metal mineralization at depth. We acquired the property in 2003 by staking and completed 3,890 meters of drilling in 24 drill holes. This program along with 10,400 meters of drilling by a prior property holder defined several zones of low-grade mineralization. In 2006, Geologix Explorations Inc. optioned the project and is required to complete a 15,000 meter drill program. We will receive future consideration based on the defined resource.


1950m
SA-71
SA-74
SA-73
SA-75
SA-76
SA-77
SA-78
0.59
12m
0.49
25m
0.45
149m
0.63
10m
0.68
160m
0.52
78m
0.98
180m
0.61
75m
1850m
1750m
Mineralized Zone
Drill Hole
0.98 / 180m = Gold in g/t / Length (meters)
0 25 50 100
meters

SURFACE PLAN OF ROCK GEOCHEMICAL GOLD VALUES

Reserves & Resources Summary

PROPERTY	RESOURCE CATEGORY	SSRI % INTEREST	TONNES IN MILLIONS	SILVER IN G/T	GOLD IN G/T	BY-PRODUCTS IN %: LEAD	ZINC	TIN	COPPER	SSRI SILVER OZ. IN MILLIONS	SSRI GOLD OZ. IN THOUSANDS
RESERVES:											
PIRQUITAS	PROVEN	100.0	3.34	191			0.67	0.25		20.5	
	PROBABLE		15.52	174			0.61	0.19		86.6	
TOTAL PROVEN AND PROBABLE RESERVES:										107.1	
RESOURCES:											
PIRQUITAS	MEASURED	100.0	0.71	112			0.67	0.17		2.5	
	INDICATED		7.91	95			0.45	0.09		24.2	
PITARRILLA	MEASURED	100.0	27.20	120.6						105.5	
	INDICATED		35.60	112.5						128.8	
	INFERRED		64.40	92.7						192.1	
SNOWFIELD	MEASURED	100.0	11.90		1.5						555
	INDICATED		37.50		1.5						1,798
	INFERRED		14.70		1.4						665
DIABLILLOS	INFERRED	100.0	41.98	69.5	1.0					93.8	815
BERENGUELA	INDICATED	100.0	15.60	132.0					0.92	66.1	
	INFERRED		6.00	111.7					0.74	21.6	
BOWDENS	MEASURED	100.0	22.90	50.4		0.33	0.46			37.1	
	INDICATED		24.70	53.3		0.26	0.36			42.4	
	INFERRED		13.40	40.9		0.21	0.32			17.6	
CANDELARIA	MEASURED	100.0	3.08	152.2	0.1					15.1	14
	INDICATED		9.28	97.4	0.1					29.0	31
	INFERRED		50.53	51.1	0.1					82.8	34
MAVERICK SPRINGS	INDICATED	100% SILVER	63.19	34.3						69.6	
	INFERRED		77.63	34.3						85.6	
SHAFTER	MEASURED	100.0	0.60	339.1						6.5	
	INDICATED		1.29	347.7						14.5	
	INFERRED		1.43	439.9						20.2	
CHALLACOLLO	INDICATED	100.0	3.39	170.6						18.6	
	INFERRED		4.57	160.7						23.6	
SAN MARCIAL	INFERRED	100.0	2.31	191.8		0.32	0.66			14.3	
SULPHURETS	MEASURED	100.0	0.13	654.9	16.6					2.8	70
	INDICATED		0.90	496.7	12.2					14.4	352
	INFERRED		0.14	171.4	18.6					0.8	82
SILVERTIP	INDICATED	100.0	1.12	378.0	0.9	7.7	9.5			13.6	31
	INFERRED		1.45	284.0	0.5	5.4	8.3			13.2	21
SUNRISE LAKE	INDICATED	100.0	1.52	262.0	0.7	2.4	6.0			12.8	33
	INFERRED		2.56	169.0	0.5	1.9	4.4			13.9	42
SAN AGUSTIN	INFERRED	100.0	11.22	12.9	1.0					4.6	346
TOTAL RESOURCES:											
	MEASURED									169.5	638
	INDICATED									434.0	2,245
	INFERRED									584.1	2,005
HISTORICAL RESOURCES:											
VETA COLORADA	N/A	100.0	4.02	248.8						32.1	
TOTAL HISTORICAL RESOURCES:										32.1	

This table complies with National Instrument 43-101 and Companion Policy 43-101CP. Mineral reserves and resources tabulated here were prepared by independent Qualified Persons: Scott Hardy, P.E. (proven and probable reserves–Pirquitas), Steve Ristorcelli, P.Geo. (resources–Pirquitas); C. Stewart Wallis, P.G., P.Geo. (Challacollo); James A. McCrea, P.Geo. (Berenguela, Bowdens, Pitarrilla, San Agustin and Snowfield); Steve Ristorcelli, P.Geo., and Peter Ronning, P.Eng., (Diablillos); Mark G. Stevens, P.G. (Candelaria); C. Stewart Wallis, P.G., P.Geo., Robert T. McKnight, P.Eng., and David R. Budinski, P.Geo. (Sulphurets); John W. Rozelle, P.G. (Shafter); C. Stewart Wallis, P.G., P.Geo., and Nathan Eric Fier, C.P.G. (San Marcial); Stephen B. Robertson, P.Geo. and Maryse Belanger, P.Geo. for Imperial Metals Corp. (Silvertip); Neil R. Burns, P. Geo. (Maverick Springs); Dr. W.E. Roscoe, P.Eng and C. Stewart Wallis, P.G., P. Geo (Sunrise Lake).

Cut-offs: Pirquitas: 30 g/t silver. Resources are outside designed pit. Pitarrilla: 40 g/t silver. Shafter: 5.0 oz./ton silver. Diablillos: 42 g/t silver-equivalent using 60:1 silver to gold ratio. Bowdens: 40 g/t silver-equivalent (silver-equivalent = 88% silver + 92% lead/321+ 65% zinc/169). Berenguela: 50 g/t silver. Challacollo: 50 g/t silver. Candelaria: lode resources 0.5 oz/ton soluble silver. Maverick Springs: 1.0 oz./ton silver-equivalent. Silver Standard controls 100% of contained silver resources and Vista Gold Corporation controls 100% of contained gold resources. San Agustin: 0.5 g/t gold. San Marcial: 30 g/t silver. Sulphurets: 0.20 oz./ton gold-equivalent, 55:1 silver-gold ratio. Silvertip: none stated.

Cautionary note to U.S. investors concerning disclosure of contained ounces and estimates of measured, indicated and inferred mineral resources: The terms "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" used in the Annual Report are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101") under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (the "SEC") does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the "measured mineral resource" and "indicated mineral resource" categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part of all of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained silver expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.



Silver Market Update

Based on a 46% price increase, 2006 was a good year for silver. Total annual demand is now approaching one billion ounces. As dynamic as the silver market is, the complete picture is quite complex. To keep you current we have assembled a synopsis of global demand and supply issues, and a look to the future.


1%
8%
21%
70%

ESTIMATED SILVER SUPPLY IN 2006

- MINE PRODUCTION
- SCRAP
- GOVERNMENT SALES
- HEDGING

Source: GFMS Ltd.


16%
46%
24%
5%
9%

ESTIMATED SILVER DEMAND IN 2006

- INDUSTRIAL
- INVESTMENT
- COINS
- JEWELRY AND SILVERWARE
- PHOTOGRAPHY

Source: GFMS Ltd.

SILVER MARKET DRIVERS

For the first time in several decades, investment demand emerged as a significant growth component (9% of total demand). This growth is illustrated by the success of the iShares Silver Trust which commenced trading in the U.S. in April 2006. For many years silver market observers focused primarily on estimates of fabrication demand, together with mine supply and scrap recycling, to determine market balance. But with the success of the silver exchange-traded fund (ETF) attracting increasing investor interest, and Barclay's application to double the size of trust, further growth in investment demand may be expected.

Industrial demand, which includes electronic and electrical applications, accounts for 46% of global silver demand. 2006 likely surpassed 2005's record of over 409 million ounces of silver. Demand continues for semiconductors and a variety of consumer products such as flat screen displays. Silver use in applications including solders, bearings, chemical catalysts used in polyethylene, mirrors, medical equipment and dental alloys, remained strong. Photographic use of silver comprised 16% of demand in 2006, down 2% from 2005.

Silver supply was met through mining (70%), scrap recycling (21%), and government sales (9%). So far, higher silver prices have not resulted in a significant production increase. Production growth is estimated at four million ounces (0.6%) globally. Measured by source, silver by-production in lead-zinc, copper and gold mines grew by 2%, while production in primary silver mines fell by nearly 3%. Government sales were estimated at less than 80 million ounces, the majority from China and Russia. India supplied approximately 30 million ounces to its domestic market.

Jewelry and silverware (24% of total demand) declined by almost 20 million ounces, led by a demand slump in India, which was caused by central government sales into the local market, high prices denominated in rupees, and 2005 inventory build-up that was sold in 2006. The use of silver in photography (16%) declined by approximately 17 million ounces, reflecting the new dominance of digital photography. This decline is offset by the drop in silver recovered from photographic related recycling. Levels of Indian scrap, a major source of recycled silver, did not grow in 2006 and silver prices are still not high enough to stimulate large scale scrapping of jewelry and silverware. In summary, overall fabrication demand in 2006 likely declined by approximately 3%, though investment demand has grown rapidly since 2002, reaching approximately 80 million ounces in 2006.

OUTLOOK FOR 2007

GFMS believes that the main driver in the outlook for silver prices is investment demand. Many investors think that silver's unique qualities give it price inelasticity in industrial applications and, from a monetary perspective, they anticipate that a continued decline in the relative value of the U.S. dollar will be beneficial for silver. Both views are supported in the strong correlation in 2006 of silver to copper prices, and an even stronger correlation between silver and gold prices. Silver has actually outperformed gold as shown in the decline in the gold: silver ratio since 2003.

On the global economic front, the Organization of Economic Cooperation and Development reported in November 2006 that real GDP growth among its 30 members (which include Western Europe, North America, Japan, Korea and Australia) would average 3.2% for the year. In 2007 and 2008, growth rates are forecast at 2.5% and 2.7% respectively, reflecting the impact of monetary tightening.

Growth in India and China—the major producers of electronics and electrical goods—is forecast at greater than 7% and 10% respectively in 2007 and 2008. This continued economic growth favors growth in industrial uses of silver, though likely at a slower pace than 2006. New silver production in 2007, GFMS notes, could total 16 million ounces, and total planned expansions between 2007 and 2010 are expected to add "much less" than the 100 million ounces of annual production that were added in the latter half of the 1990s. This would imply a growth in mine supplies of silver close to OECD growth rates over the next several years.

Data Source: These estimates are based on GFMS' commentary in their silver market update, provided for the Silver Institute in mid-November 2006.

NEW DEVELOPMENTS IN SILVER APPLICATIONS

New applications that take advantage of silver's anti-microbial properties reached North American markets in 2006. Motorola introduced cell phones (Models i870, i835 and i880) featuring an antimicrobial coating developed by AgION Technologies (www.agion-tech.com). Keyboard manufacturer Logitech (www.logitech.com) offers a wireless keyboard and mouse (Model MX 3200) that uses silver to eliminate germs. Skilcraft's EconoGard ballpoint pens (www.inb.org) employ a silver-based antimicrobial material, joining Paper Mate's FlexGrip Elite pens.

Canadian paper maker Domtar Inc. (www.domtar.com) has launched a line of silver-treated papers that show over 90% bacteria reduction on the paper surface.

The European Union's recent ban on the use of lead-tin solders in canned goods and electronics, means the replacement silver-tin solders should increase silver demand up to 100 million ounces annually, according to a paper presented at the 5th annual China International Silver Conference held last fall.

Another development is the superconducting wire market, which the U.S. Department of Energy estimates could reach 50 million ounces per year within a decade. Silver reduces resistance losses compared to copper. Applications include motors and generators, medical diagnostic technology and electricity transmission in power lines.

Wood preservatives are a developing market, since copper arsenides were banned from use in fence posts in the U. S. and Japan. Research published in 2006 showed several commercial silver-based products to be effective in preventing fungal decay in certain conditions. The research is supported by the Silver Research Consortium, funded in part by The Silver Institute.

Concern about deteriorating water quality due to copper-based biocides has led preserved wood manufacturers to shift toward silver biocides. The worldwide market is estimated at 120 million ounces of silver annually, and product authorities believe silver biocides will in time capture the entire market.


90
80
70
60
50
40
30
2002
2003
2004
2005
2006

GOLD:SILVER PRICE RATIO
Source: Bloomberg


140.0
120.0
100.0
80.0
60.0
40.0
20.0
2006
2007

iSHARES SILVER TRUST'S SILVER HOLDINGS
(in millions of ounces, April 2006–February 2007)
Source: Barclays


700%
600%
500%
400%
300%
200%
100%
Nickel
Zinc
Copper
Tin
Silver
Gold

COMPARATIVE METAL RETURNS
(Increase in percentage, January 2002–February 2007)
Source: Bloomberg



Paul LaFontaine
Director, Investor Relations

"We are now followed by mining analysts at UBS, Blackmont Capital, National Bank Financial, Bear Stearns, Deutsche Bank and Salman Partners. At Nasdaq in 2006, we had 40 registered and 138 unregistered market makers."


Pirquitas
Argentina

View 3D movies of our Pirquitas and Pitarrilla projects at www.silverstandard.com

Shareholder & Investor Relations

In 2006 and early 2007, Silver Standard marked several milestones: our Nasdaq share price reached a record US$35.64, and our TSX share price reached a new high of C$41.93 on February 9, 2007. Market capitalization exceeded US$2.0 billion for the first time. Share volume increased over 80% from 2005 to 2006, with 252.2 million shares traded on NASDAQ and the TSX.

We are now followed by mining analysts at UBS, Blackmont Capital, National Bank Financial, Bear Stearns, Deutsche Bank and Salman Partners. At Nasdaq in 2006, we had 40 registered and 138 unregistered market makers.

Our president Robert Quartermain, continued his corporate awareness initiatives in North America and Europe, and increased the company's visibility with a number of television and radio interviews. Over the past four years, institutional investors have increased their holdings from just 5% to over 35% of our common shares, reflecting growing fund interest in silver and in the Silver Standard record. The program will continue in 2007.

SHAREHOLDER COMMUNICATIONS

On January 22, 2007, we noted our 60th anniversary as a publicly traded company by launching our new web site, www.silverstandard.com, which offers an enhanced information platform for investors including interactive stock charting, search capabilities for our projects, and customizable e-mail alerts. If you would like to follow our development regularly through 2007, we encourage you to use the new web site to sign up for news releases by e-mail.

As in previous years, Silver Standard in 2006 participated in investor and mining related conferences in North America and Europe, and held numerous investor and shareholder meetings. The calendar of events for 2007 is on our web site.

RESOURCES FOR INVESTORS

We support The Silver Institute in its research for industrial applications of silver. The Institute publishes an annual silver review, and an informative quarterly newsletter that is available at www.silverinstitute.org.

Silver Standard also sponsors the CPM Group of New York (www.cpmgroup.com). We receive a limited quantity of their annual silver survey, The CPM Silver Yearbook, which will be available in April 2007. Contact Investor Relations at 888-338-0046 (toll-free in North America) or 604-689-3846 to obtain a copy.

Management Discussion & Analysis

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND OPERATING RESULTS

We are a company focused on the acquisition, exploration and development of silver-dominant projects, with a portfolio of core properties in Argentina, Australia, Canada, Chile, Mexico, Peru and the United States. Our strategy is to acquire, hold and advance high quality geopolitically diverse silver projects with defined resources in anticipation of higher silver prices. In October 2006, we announced the production decision on our Pirquitas property in Argentina. Our common stock is quoted on the Nasdaq Global Market under the trading symbol SSRI and on the Toronto Stock Exchange under the symbol SSO.

This management discussion and analysis (MD&A) of the financial position and operating results of the company for the twelve months ended December 31, 2006 and 2005 is prepared as of March 1, 2007 and should be read in conjunction with the audited consolidated financial statements and the related notes thereto, which have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts referred to in this discussion and analysis are expressed in Canadian dollars except where indicated otherwise. Additional information relating to us, including our annual information form, is available free of charge on our website at www.silverstandard.com, on the Canadian Securities Administrators' (CSA) website at www.sedar.com, and on the EDGAR section of the United States Securities and Exchange Commission's (SEC) website at www.sec.gov.

FINANCIAL HIGHLIGHTS FOR 2006

- In April we closed the sale of our 50% interest in the Manantial Espejo property in Argentina for a gain of $35.4 million.
- In May we closed a public offering of 7.2 million common shares for net proceeds of $171.1 million.
- We completed a feasibility study update on our Pirquitas property in Argentina and in October we announced the production decision for this property.
- We completed the acquisition of the Berenguela property in Peru and the Veta Colorada property in Mexico.
- We had record earnings of $16.4 million or $0.28 per share and ended the year with a record $250.2 million in working capital, including $229.6 million of cash with no debt.
- We had record cash exploration investment of $39.4 million on our various mineral properties with significant results reported at our San Luis joint venture property in Peru, our Pitarrilla property in Mexico and our Snowfield property in Canada.

PIRQUITAS PRODUCTION DECISION

In October 2006, we made a production decision on our Pirquitas property. This property is located in the province of Jujuy in northwest Argentina and is expected to produce in excess of nine million ounces of silver per year over a nine- year mine life. The mine is also estimated to produce in excess of 2,500 tonnes of tin and 6,600 tonnes of zinc annually. The mine is estimated to require 21-24 months to construct at an estimated cost of US$146 million, plus value added tax that is recoverable. In the fourth quarter of 2006, engineering commenced and equipment purchases were made including the purchase of the ball mill.

FINANCIAL REVIEW

We had net earnings for the year ended December 31, 2006 of $16,382,000, or $0.28 per share, compared to a net loss of $5,870,000 or $0.11 per share in 2005.

The net earnings in 2006 included a $35,390,000 gain on disposal of our joint venture interest in the Manantial Espejo property. Offsetting some of the impact of this gain were higher expenses and higher non-cash stock-based compensation expenses.

Financial Results from Operations

The following is a summary and discussion on the various components of the expenses and income items recorded during the year compared to the prior year:

	Year ended December 31	
Exploration and mineral property costs	**2006 ($)**	**2005 ($)**
Property examination and exploration	267,000	434,000
Mineral property costs written-off	101,000	372,000
Reclamation and accretion	2,131,000	507,000
	2,499,000	1,313,000

We incurred $267,000 in property examination and exploration expenditures in 2006 compared to $434,000 in 2005. As our focus turned to the advancement and development of our existing properties, less emphasis was placed on grass roots exploration during 2006. In 2006, $136,000 of the amount spent on exploration was in Peru and $90,000 in Mexico. In 2006, we wrote-off $101,000 in mineral property costs compared to write-offs of $372,000 in 2005. One property in Mexico and one property in Argentina were written off in 2006.

Reclamation and accretion expense in 2006 amounted to $2,131,000 compared to $507,000 in 2005. The various components of the expense were: $243,000 of accretion in 2006 compared to $44,000 of accretion in 2005, $77,000 of cash site restoration and clean-up costs in 2006 compared to $63,000 of cash site restoration and clean-up costs in 2005 and $1,811,000 of changes in estimates of the amount or timing of underlying future cash flows in 2006 compared to $400,000 of changes in estimates of the amount or timing of underlying future cash flows in 2005. The increase in expense in 2006 relates to a revised provision at the Silver Standard Mine property in northern British Columbia. During the second quarter of 2006, we submitted to the regulatory authorities a report from our environmental consultants outlining conceptual plans for reclamation of this site. From this report we had sufficient information to re-estimate and record the value of the liability associated with this property.

	Year ended December 31	
Expenses	**2006 ($)**	**2005 ($)**
Salaries and employee benefits	2,160,000	1,031,000
Salaries and employee benefits—stock-based compensation	9,954,000	3,468,000
Depreciation	142,000	74,000
Internal control over financial reporting	363,000	226,000
Professional fees	614,000	176,000
General and administration—other	3,762,000	2,172,000
General and administration—stock-based compensation	2,981,000	567,000
Foreign exchange loss	75,000	18,000
	20,051,000	7,732,000

Salaries and employee benefits for 2006 were $2,160,000 compared to $1,031,000 in 2005. The $1,129,000 increase in salaries and benefits over 2005 is the result of a number of factors including the impact of salary adjustments that were effective at the beginning of 2006 and higher bonus payments. In May 2006, we made a non-recurring $500,000 bonus payment to certain employees following the successful closing of our public offering where net proceeds of $171 million were raised. In December 2006, the bonus payments were $286,000 higher than the payments made in 2005.

Depreciation expense during 2006 was $142,000 compared to $74,000 recorded in 2005. The increase is mainly due to the depreciation and amortization of equipment and leasehold improvements in our Vancouver corporate office.

We incurred $363,000 in internal control over financial reporting costs during 2006 compared to $226,000 in 2005. We established this cost category in 2005 to record both internal and external costs associated with compliance with Section 404 of the Sarbanes-Oxley Act in the United States and Multilateral Instruments 52-109 and 52-111 in Canada. Our costs to date are broken down into $137,000 compared to $89,000 in 2005 for allocations of our staff time and expenses and $226,000 for services of external consultants and auditors compared to $137,000 in 2005.

Professional fees include fees for the annual audit, accounting, tax and legal services. Total costs for 2006 were $614,000 compared to $176,000 in 2005. The $438,000 increase in expenses in 2006 over the prior year relates to higher accounting, tax and legal fees. These higher costs are expected to continue as we grow and develop our properties into producing mines.

General and administrative expenses for 2006 were $3,762,000 compared to $2,172,000 in 2005. The large $1,590,000 increase over 2005 relates to several areas, a number of which are non-recurring. During the year we commenced discussions with lenders relating to project financing of the Pirquitas property. We have maintained in the discussions that we wanted a nominal amount of silver hedging in order to maximize our exposure to the price of silver. Late in 2006, we terminated our project financing discussions with one lender and wrote off $498,000 in lender fees and due diligence costs. We are continuing financing discussions with various lenders but these discussions will not affect our construction timetable for the Pirquitas property as we have sufficient liquidity already in place. In 2006, we made $351,000 in donations compared to $23,000 in 2005. In 2006, we made donations totaling $230,000 to the University of New Brunswick and the University of British Columbia to further mineral exploration and mining education. As a company with a long history in the advancement of mineral projects, we understand the need for exploration and engineering excellence in the mining industry. These donations will help ensure our prominence in the minds of the best and brightest. Consulting fees in 2006 have increased in the areas of public relations and in the hiring costs of new technical staff as we move towards production. During 2006, we used a placement agency for the search of a Senior Vice President, Operations and a Manager of Environmental and Community Relations. We continue our search for a Senior Vice President, Operations and expect to announce a hiring by the second quarter of 2007. Other areas where we experienced higher general and administrative costs were in the areas of insurance, listing and filing fees, travel, director expenses and an event in recognition of our 60th anniversary celebration. Expenditures in these areas, other than the 60th anniversary, are expected to continue to increase as we grow.

Stock-based compensation expense for 2006 was $12,935,000 compared to $4,035,000 in 2005. Due to the intense competition for skilled employees currently existing in the mining business and, in order to ensure we remain competitive within our peer group, in 2006 we employed a compensation consultant to assist us in our remuneration policies. Their report resulted in a greater number of options being granted in 2006 compared to 2005. Of the current year's expense, $2,981,000, compared to $567,000 in 2005, related to general and administration for directors and consultants and $9,954,000, compared to $3,468,000 in 2005, related to employee salaries and benefits. We value stock options granted to employees, directors and consultants using the Black-Scholes pricing model. An additional $751,000 in stock-based compensation was assigned to mineral property costs in 2006 compared to $159,000 in 2005.

Other income (expenses)	Year ended December 31 2006 ($)	2005 ($)
Investment income	5,984,000	881,000
Gain (loss) on sale of marketable securities	(2,667,000)	2,289,000
Write-up (down) of marketable securities	52,000	(15,000)
Gain on sale of mineral properties	173,000	20,000
Gain on sale of joint venture interest	35,390,000	-
	38,932,000	3,175,000

Investment income was $5,984,000 for 2006 compared to $881,000 in 2005. The large increase in investment income results from interest earned on the larger cash balances from the closing of the $171,067,000 public offering in May and the sale of marketable securities in the last quarter of 2006.

In April 2006, we closed the sale of our 50% interest in the Manantial Espejo property to our joint venture partner, Pan American Silver Corp. We received 1,950,000 common shares of Pan American valued at $55,056,000 recording a gain on sale of $35,390,000. During the last quarter of 2006, we sold all our Pan American shares for proceeds of $51,955,000. A $3,101,000 loss on sale of marketable securities was recorded with the result that the net gain relating to our joint venture interest sale was $32,289,000. Gains of $434,000 were recorded on the sale of other marketable securities and this compares to gains of $2,289,000 recorded in 2005.

In 2006, we sold a number of mineral properties for a gain of $173,000 compared to gains of $20,000 in 2005.

Selected Financial Data

The following table sets forth selected financial data from our audited consolidated financial statements and should be read in conjunction with these statements:

	Year ended December 31 2006 ($)	2005 ($)	2004 ($)
Total revenues	nil	nil	nil
Earnings (loss) for year	16,382,000	(5,870,000)	(1,518,000)
Basic and diluted earnings (loss) per share	0.28	(0.11)	(0.03)
Total assets	471,013,000	219,288,000	217,457,000
Long term debt	nil	nil	nil
Working capital	250,234,000	40,344,000	61,582,000
Cash dividends declared	nil	nil	nil

Summary of Quarterly Results

The following table sets forth selected quarterly financial information for each of our last eight quarters:

Quarter ending (unaudited)	Total Revenues ($)	Earnings (Loss) ($)	Earnings (Loss) Per Share ($)
December 31, 2006	nil	(1) (1,701,000)	(0.02)
September 30, 2006	nil	(2) 2,695,000	0.04
June 30, 2006	nil	(3) 16,469,000	0.28
March 31, 2006	nil	(1,081,000)	(0.02)
December 31, 2005	nil	(4) (3,908,000)	(0.07)
September 30, 2005	nil	(5) 21,000	0.00
June 30, 2005	nil	(1,040,000)	(0.02)
March 31, 2005	nil	(943,000)	(0.02)

Explanatory notes:

(1) Includes $12,935,000 in non-cash expenses relating to values assigned to stock options and $9,722,000 in gains on sale and write-ups of marketable investments.

(2) Includes a $3,090,000 write-up of investments and $2,138,000 of interest income.

(3) Includes a $35,390,000 gain on sale of joint venture interest and a $15,860,000 write-down of investments.

(4) Includes $2,986,000 in non-cash expenses relating to values assigned to stock options.

(5) Includes $1,323,000 in gains on sale of marketable securities.

FINANCIAL POSITION AND LIQUIDITY

Operating Activities

Cash flow from operations was a usage of $3,827,000 in 2006, compared to a usage of $2,951,000 in 2005. This increase is due to increases in salaries, professional fees, general and administrative costs and charges to non-cash working capital items offset partially by higher investment income.

Financing Activities

During 2006, a net total of $203,267,000 was raised by issuing new equity compared to $1,795,000 in 2005. The following table shows how the funds were raised:

	Year ended December 31 2006 ($)	2005 ($)
Public offering	182,663,000	-
Exercise of stock options	6,548,000	1,610,000
Exercise of warrants	25,652,000	185,000
Share issue costs	(11,596,000)	-
	203,267,000	1,795,000

On May 16, 2006, we closed a public offering of 7.2 million common shares for gross proceeds of $182,663,000. The price received was $25.37 (US$23.00) per share. After deducting underwriting fees and offering expenses of $11,596,000, net proceeds were $171,067,000. There were no public or private share offerings in 2005.

A total of 668,750 shares were issued on the exercise of stock options for total proceeds received of $6,548,000 in 2006 compared to 259,269 shares issued on the exercise of stock options for total proceeds received of $1,610,000 in 2005. The weighted average price received on the exercise of options was $9.79 per share in 2006 compared to $6.21 in 2005. A further 1,386,625 shares were issued in 2006 for proceeds of $25,652,000 on the exercise of share purchase warrants, with a weighted average price received of $18.50 per share, compared to 10,000 shares issued in 2005 for proceeds of $185,000 on the exercise of share purchase warrants, with a weighted average price received of $18.50 per share.

Investing Activities

Mineral Properties

Total cash invested in mineral properties in 2006 compared to 2005 is as follows:

	Year ended December 31	
	2006 ($)	2005 ($)
Berenguela	2,079,000	2,947,000
Bowdens	579,000	308,000
Candelaria	401,000	375,000
Challacollo	407,000	695,000
Diablillos	407,000	534,000
Manantial Espejo	182,000	3,691,000
Maverick Springs	404,000	341,000
Pirquitas	5,046,000	4,271,000
Pitarrilla	21,083,000	5,789,000
San Luis	1,402,000	135,000
Shafter	499,000	365,000
Snowfield	1,911,000	–
Veta Colorada	4,103,000	569,000
Other	876,000	913,000
	39,379,000	20,933,000

We spent a record $39,379,000 on our various mineral properties compared to our previous year record of $20,933,000. The preceding table shows the allocation of cash expenditures by our main properties. In 2006, by far the most active property was the Pitarrilla property in Mexico. A total of $21,083,000 or a little over half of our total mineral property expenditures was spent on this property and of this amount, $9,473,000 was on exploration with the remainder on land acquisitions. This compares to $5,789,000 spent in 2005. We continued our exploration of this property in 2006 with the completion of over 40,000 meters of diamond drilling in 118 holes. We also continued our acquisition of land underlying to our mineral rights. The second most active property was at our Pirquitas property, where $5,046,000 was spent in 2006 compared to $4,271,000 in 2005. We completed the update of the feasibility study in the first quarter of 2006 and work continued advancing the property leading to the production decision in October 2006. Also in 2006, we completed our acquisition of both the Berenguela property in Peru and the Veta Colorada property in Mexico. A further $1,911,000 was spent at our Snowfield property in British Columbia and $1,402,000 was spent at the San Luis property. We funded the initial US$500,000 of exploration expenditures on the San Luis property, thereby earning a 55% interest. Our agreement with Esperanza Silver Corporation calls for the next US$1,500,000 of exploration expenditures in our respective interests. To the end of 2006, US$1,355,000 of this amount had been spent. Once we reach the US$1,500,000, we can elect to increase our interest to 70% by paying all cost required to complete a feasibility study and this interest can be increased to 80% by paying all costs required to place the property into commercial production. We expect to make our election to earn 70% interest in the first half of 2007. We also have a significant equity interest in Esperanza.

Construction in Progress

We spent $1,826,000 during the year relating to the construction of the Pirquitas property. The main expenditures include engineering and the purchase of pipe for the gas pipeline that will be used to produce the power at the mine site.

Property, Plant and Equipment

We spent $1,782,000 on property, plant and equipment in 2006 and this compares to $1,202,000 spent in 2005. Of the amount spent in 2006, $1,298,000 relates to the ball mill and mobile equipment for the Pirquitas property and the balance relates to furniture, equipment and leasehold improvements relating to an expansion of our corporate head office in Vancouver.

Proceeds on Sale of Marketable Securities

We received $52,410,000 in proceeds on the sale of marketable securities in 2006 compared with $3,077,000 in 2005. Of the amount received in 2006, $51,955,000 related to the sale of Pan American Silver Corp. shares and $455,000 related to sales of various other marketable securities.

Liquidity

With our cash position and market value of our silver bullion and marketable securities, we have slightly under $295 million of liquidity at December 31, 2006 and no debt. This strong position will provide us with sufficient funds to meet all our corporate, development, administrative and mineral property obligations for 2007. We will continue to have discussions with project lenders for a portion of the construction costs of the Pirquitas mine but funds are in place now to complete this construction over the next two years.

Cash

At December 31, 2006, we had a cash balance of $229,616,000 and no debt. This compares to a cash balance of $23,030,000 at December 31, 2005, also with no debt.

Silver Bullion

We hold 1,953,985 ounces of silver valued at $15,787,000 at the end of the year. The average cost of our silver bullion is $8.08 (US$5.85) per ounce. Our silver bullion is carried on the balance sheet at the lower of cost or net realizable value. The market value of our silver bullion was $29,373,000 for an unrealized gain of $13,586,000 at December 31, 2006 compared to a market value of $20,093,000 for an unrealized gain of $4,306,000 at December 31, 2005. The purchase of silver bullion was made, in part, to recognize that silver is an investment alternative for our cash reserves and to provide maximum exposure to silver. Our silver bullion is a highly liquid asset.

Marketable Securities

Our marketable securities at December 31, 2006 have a carried cost of $5,817,000 and a market value of $35,617,000 for an unrealized gain of $29,800,000 compared to a carried cost of $4,985,000 and a market value of $15,087,000 for an unrealized gain of $10,102,000 at December 31, 2005. These investments were made in various mineral exploration companies and are considered to be liquid.

Long-term Contractual Obligations

The following table discloses our contractual obligations for office rent of our Vancouver office:

	Payments due by Period				
	Total ($)	Less Than 1 Year ($)	1-3 Years ($)	4-5 Years ($)	After 5 Years ($)
Lease obligations	341,000	274,000	67,000	–	–

ADDITIONAL DISCLOSURES

Controls and Procedures

Disclosure Control and Procedures

Our management, with the participation of the President and Vice President, Finance, have evaluated the effectiveness of our disclosure controls and procedures (as defined in the rules of the CSA and the SEC) as at December 31, 2006, and have concluded that such disclosure controls and procedures are effective.

Management's Annual Report on Internal Control Over Financial Reporting

The following report is provided by management in respect of internal control over financial reporting (as defined in the rules of the CSA and the SEC):

(1) Management is responsible for establishing and maintaining adequate internal control over financial reporting. All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(2) Our management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of our internal control over financial reporting.

(3) As at December 31, 2006, management assessed the effectiveness of our internal control over financial reporting and concluded that such internal control over financial reporting is effective and that there are no material weaknesses in our internal control over financial reporting.

(4) PricewaterhouseCoopers LLP, who has audited our consolidated financial statements for the year ended December 31, 2006, has also issued a report on our financial statements and internal controls under the standards of the Public Company Accounting Oversight Board (United States).

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the year ended December 31, 2006, that have materially affected, or are reasonably likely to affect our internal control over financial reporting.

Related Party Transactions

During the year ended December 31, 2006, we recorded expense reimbursements of $363,000, compared to $277,000 in 2005, from companies related by common directors or officers. At December 31, 2006, accounts receivable include $49,000, compared to $77,000 in 2005 from these related parties. Any amounts due to/from related parties are non-interest bearing and without specific terms of repayment. Any transactions for expense reimbursement with related parties are at normal business terms.

Critical Accounting Estimates

The preparation of our consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses. Our accounting policies are set out in full in note 2 of the annual financial statements.

Mineral Property Costs

We regularly review the net carrying value of each mineral property for conditions that suggest impairment. This review requires significant judgment where we do not have any proven and probable reserves that would enable us to estimate future cash flows to be compared to the carrying values. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant decrease in the market price of the property; whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property's value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property's acquisition, development or cost of holding; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and whether the company has significant funds to be able to maintain its interest in the mineral property.

Where we do have proven and probable reserves, as is now the case at our Pirquitas property, the expected undiscounted future cash flows from an asset are compared to its carrying value. These future cash flows are developed into models using assumptions that reflect the long-term operating plans for an asset given our best estimate of the most probable set of economic conditions. Commodity prices used reflect market conditions at the time the models are developed. These models are updated from time to time, and lower prices are used should market conditions deteriorate. Inherent in these assumptions are significant risks and uncertainties.

In 2006, two properties were written-off and a $101,000 expense was recorded. Changes in market conditions, reserve estimates and other assumptions used in these estimates may result in future writedowns.

Stock-based compensation

We provide compensation benefits to its employees, directors, officers and consultants through a share option plan. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model. Expected volatility is based on historical volatility of the company's stock. The company utilizes historical data to estimate option exercises and termination behaviour with the valuation model. The risk-free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant. Actual results may differ materially from those estimates based on these assumptions.

Asset Retirement Obligations

The amounts recorded for asset retirement costs are based on estimates included in closure and remediation plans. These estimates are based on engineering studies of the work that is required by environmental laws or public statements by management which results in an obligation. These estimates include an assumption on the rate at which costs may inflate in future periods. Actual costs and the timing of expenditures could differ from these estimates.

Income and Resource Taxes

The determination of our future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts we interpret tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of future tax assets and liabilities. We also make estimates of the future earnings which affect the extent to which potential future tax benefits may be used. We are subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from our view. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise we make provision for such items based on our best estimate of the final outcome of these matters.

Changes in Accounting Policies

Recent Canadian accounting pronouncements

Financial Instruments

Effective January 1, 2007, we have adopted CICA Handbook Section 3855 Financial Instruments—Recognition and Measurement, CICA Handbook Section 3865 Hedges and CICA Handbook Section 1530 Comprehensive Income (the "Financial Instrument Standards"). As we have not previously undertaken hedging activities, adoption of Section 3865 will have no impact on us. Prior to January 1, 2007, the principal accounting policies affecting our financial instruments related to marketable securities that were valued at the lower of original cost and quoted market value.

The adoption of the Financial Instrument Standards will result in our classifying marketable securities and cash equivalents as available for sale investments and all derivative and other financial instruments as held for trading assets or liabilities measured at fair value. We have no derivative financial instruments or other financial instruments held for trading at December 31, 2006. Transitional adjustments in respect of these available for sale assets will be recorded to the opening investment balances and accumulated other comprehensive income on January 1, 2007.

As a consequence of adopting the Financial Instrument Standards on January 1, 2007, accumulated other comprehensive income will increase by approximately $29,800,000 with a corresponding increase of approximately $29,800,000 in investments. As a result of the adoption of this standard, the carrying value of this investment is increased by $29,800,000, with a corresponding increase, net of tax, to accumulated comprehensive income. This represents the net gain on measuring the fair value of available for sale investments, which has been not recognized on a fair value basis prior to January 1, 2007.

Upon adoption of the financial instrument standards, all regular-way purchases of financial assets are accounted for at the settlement date. Transaction costs on financial assets and liabilities classified other than as held for trading will be treated as part of the investment cost.

Gains or losses associated with items designated as held for trading are recorded in the income statement, separate from any interest or dividends earned on these investments. Gains or losses associated with items classified as available for sale will be separately recorded as unrealized within our other comprehensive income until such time the investment is disposed of or incurs a decline in fair value that is on an other-than-temporary basis, at which time any gains or losses will then be realized and reclassified to the income statement. We have elected to designate cash equivalents (consisting of mainly commercial paper and banker's acceptances) and marketable securities (all of which are investments in common shares), as available for sale.

Financial Instruments and Other Instruments

Our financial instruments consist of cash and cash equivalents, silver bullion, marketable securities, accounts receivable and accounts payable. It is management's opinion that we are not exposed to significant interest, currency or credit risks arising from our cash and cash equivalents, accounts receivable and accounts payable.

Marketable securities and silver bullion are, by their nature, subject to market price and exchange rate fluctuations. We value our marketable securities and silver bullion at the lower of cost and market. There were unrealized gains of $29,800,000 relating to marketable securities and $13,586,000 relating to silver bullion at December 31, 2006 compared to unrealized gains of $10,102,000 relating to marketable securities and $4,306,000 relating to silver bullion at December 31, 2005.

We are exposed to currency risk on the acquisition and exploration expenditures on our properties since we have to settle expenditures either in local currency or U.S. dollars. Our expenditures are negatively impacted by increases in value of either the U.S. dollar or local currencies versus the Canadian dollar.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Outstanding Share Data

The authorized capital consists of unlimited common shares without par value. As at March 1, 2007, the following common shares, options and share purchase warrants were outstanding:

	Number of Shares	Exercise Price ($)	Remaining Life (years)
Capital stock	61,871,570	–	–
Stock options	4,230,500	8.00 – 35.34	0.3 – 4.8
Fully diluted	66,102,070	–	–

RISKS AND UNCERTAINTIES

The Pirquitas property is our only mineral property under development and we may not be able to successfully establish mining operations.

The Pirquitas property is our only mineral property currently under development. The development of our Pirquitas property and the future development of any other properties found to be economically feasible and approved by the board will require the construction and operation of mines, processing plants and related infrastructure. As a result, we are and will be subject to all of the risks associated with establishing new mining operations including:

- the timing and cost, which can be considerable, of the construction of mining and processing facilities;
- the availability and cost of skilled labor and mining equipment;
- the availability and cost of appropriate smelting and refining arrangements;
- the need to obtain necessary environmental and other governmental approvals and permits and the timing of the receipt of those approvals and permits;
- the availability of funds to finance construction and development activities;
- potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent development activities; and
- potential increases in construction and operating costs due to changes in the cost of fuel, power materials and supplies.

The costs, timing and complexities of mine construction and development for our Pirquitas property and our other projects may be greater than we anticipate because the majority of our property interests are not located in developed areas and as a result may not be served by appropriate road access, water and power supply, and other support infrastructure, and cost estimates may increase as more detailed engineering work is completed on a project. It is common in new mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, we cannot assure you that our activities will result in profitable mining operations at the Pirquitas property or any of our other mineral properties.

We have no revenue from operations and no ongoing mining operations of any kind.

We are a mineral exploration and development company and have no revenue from operations and no ongoing mining operations of any kind. Our properties are in the exploration stage, and we have not defined or delineated any proven or probable reserves on any of our properties, other than the Pirquitas property. Mineral exploration involves significant risk because few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines. If our current exploration programs do not result in the discovery of commercial ore, we may need to write-off part or all of our investment in our existing properties and we will be required to acquire additional properties.

The determination of whether any mineral deposits on our properties are economic is affected by numerous factors beyond our control. These factors include:

- the metallurgy of the mineralization forming the mineral deposit;
- market fluctuations for metal prices;
- the proximity and capacity of natural resource markets and processing equipment; and
- government regulations governing prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

We may not have sufficient funds to develop our mineral properties or to complete further exploration programs.

We have limited financial resources (cash and cash equivalents of $229,616,000, silver bullion of $15,787,000 and marketable securities of $5,817,000 as of December 31, 2006), do not generate operating revenue, and must finance our exploration activity and the development of our mineral properties by other means. We intend to fund our immediate plan of operations and the development of our Pirquitas property from our working capital. In the future, our ability to continue our exploration and development activities, if any, will depend on our ability to develop the Pirquitas property and generate operating revenue or obtain additional external financing.

The sources of external financing that we may use for these purposes include public or private offerings of equity and debt. In addition, we may enter into one or more strategic alliances or joint ventures, or may decide to sell certain property interests, and may utilize one or a combination of all of these alternatives. The financing alternative chosen by us may not be available to us on acceptable terms, or at all. If additional financing is not available, we may have to postpone the development of, or sell, properties.

We have a history of losses and expect to incur losses for the foreseeable future.

We recorded a profit of $16,382,000 for the year ended December 31, 2006, but have incurred losses during each of the following periods:

- $5,870,000 for the year ended December 31, 2005; and
- $1,518,000 for the year ended December 31, 2004.

We expect to continue to incur losses unless and until such time as the Pirquitas property enters into commercial production and generates sufficient revenues to fund continuing operations. The development of the Pirquitas property and any other mineral property will require the commitment of substantial financial resources.

The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultants' analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, and our acquisition of additional property interests, some of which are beyond our control. We cannot assure you that we will ever achieve profitability.

There are differences in U.S. and Canadian practices for reporting mineral resources.

Our resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements, as we generally report resources in accordance with Canadian practices.

These practices are different from the practices used to report resource estimates in reports and other materials filed with the SEC in that the Canadian practice is to report measured, indicated and inferred resources. In the United States, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report "resources" as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this prospectus, or in the documents incorporated herein by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

Our reserve and resource estimates are based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.

In making determinations about whether to advance any of our projects to development, we must rely upon estimated calculations as to the mineral reserves and grades of mineralization on our properties. Until ore is actually mined and processed, mineral reserves and grades of mineralization must be considered as estimates only. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. We cannot assure you that:

- reserve, resource or other mineralization estimates will be accurate; or
- mineralization can be mined or processed profitably.

Any material changes in mineral reserve estimates and grades of mineralization will affect the economic viability of placing a property into production and a property's return on capital. Our reserve and resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for silver, gold, tin and zinc may render portions of our mineralization uneconomic and result in reduced reported mineral reserves.

Any material reductions in estimates of mineralization, or of our ability to extract this mineralization, could have a material adverse effect on our results of operations or financial condition. We cannot assure you that mineral recovery rates achieved in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

Mining is inherently dangerous and subject to conditions or events beyond our control.

The development and operation of a mine or mine property is inherently dangerous and involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include:

- unusual or unexpected geological formations;
- metallurgical and other processing problems;
- metal losses;
- environmental hazards;
- power outages;
- labor disruptions;
- industrial accidents;
- periodic interruptions due to inclement or hazardous weather conditions;
- flooding, explosions, fire, rockbursts, cave-ins and landslides; and
- the inability to obtain suitable or adequate machinery, equipment or labor.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury, environmental damage, delays in mining, increased production costs, monetary losses and possible legal liability. We may not be able to obtain insurance to cover these risks at economically feasible premiums, or at all. Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry. We may suffer a material adverse effect on our business if we incur losses related to any significant events that are not covered by our insurance policies.

Changes in the market price of silver and other metals, which in the past have fluctuated widely, will affect our operations.

Our profitability and long-term viability will depend, in large part, on the market price of silver, gold, tin, zinc, lead and copper. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

- global or regional consumption patterns;
- he supply of, and demand for, these metals;
- speculative activities;
- the availability and costs of metal substitutes;
- expectations for inflation; and
- political and economic conditions, including interest rates and currency values.

We cannot predict the effect of these factors on metal prices. A decrease in the market price of silver and other metals would affect the profitability of the Pirquitas property and could affect our ability to finance the exploration and development of any of our other mineral properties. The market price of silver and other metals may not remain at current levels. In particular, an increase in worldwide supply, and consequent downward pressure on prices, may result over the longer term from increased silver production from mines developed or expanded as a result of current metal price levels.

We are subject to significant governmental regulations.

Our exploration activities are, and the development of the Pirquitas property is, subject to extensive federal, state, provincial, territorial and local laws and regulations governing various matters, including:

- environmental protection;
- the management and use of toxic substances and explosives;

- the management of natural resources;
- the exploration of mineral properties;
- exports;
- price controls;
- taxation and mining royalties;
- labor standards and occupational health and safety, including mine safety; and
- historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, or the imposition of additional local or foreign parties as joint venture partners, any of which could result in significant expenditures. We may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of our activities and delays in the exploration and development of our properties.

We require further permits in order to conduct our current and anticipated future operations, and delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that we have obtained, would adversely affect our business.

Our current and anticipated future operations, including further exploration, development activities and commencement of production on our mineral properties, require permits from various governmental authorities.

We cannot assure you that all permits that we require for our operations, including any construction of mining facilities or conduct of mining, will be obtainable or renewable on reasonable terms, or at all. Delays or a failure to obtain such required permits, or the expiry, revocation or failure by us to comply with the terms of any such permits that we have obtained, would adversely affect our business.

Our activities are subject to environmental laws and regulations that may increase our costs and restrict our operations.

All of our exploration and potential development and production activities in Argentina, Australia, Canada, Chile, Mexico, Peru and the United States are subject to regulation by governmental agencies under various environmental laws. To the extent that we conduct exploration activities or undertake new mining activities in other countries, we will also be subject to environmental laws and regulations in those jurisdictions. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on our behalf and may cause material changes or delays in our intended activities. Future changes in these laws or regulations could have a significant adverse impact on some portion of our business, causing us to re-evaluate those activities at that time.

Land reclamation requirements for our exploration properties may be burdensome.

Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance. Reclamation may include requirements to:

- control dispersion of potentially deleterious effluents; and
- reasonably re-establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations imposed on us in connection with our exploration and potential development activities, we must allocate financial resources that might otherwise be spent on further exploration and development programs. Certain of our projects have been subject to historic mining operations and certain of the properties that were historically mined by us are subject to remediation obligations. We have set up a provision for our reclamation bonds but this provision may not be adequate. If we are required to carry out unanticipated reclamation work, our financial position could be adversely affected.

Our properties may be subject to uncertain title.

We own, lease or have under option, unpatented and patented mining claims, mineral claims or concessions which constitute our property holdings. The ownership and validity, or title, of unpatented mining claims and concessions are often uncertain and may be contested. We also may not have, or may not be able to obtain, all necessary surface rights to develop a property. We have not conducted surveys of all of the claims in which we hold direct or indirect interests. A successful claim contesting our title to a property will cause us to lose our rights to explore and, if warranted, develop that property. This could result in our not being compensated for our prior expenditures relating to the property.

Political or economic instability or unexpected regulatory change in the countries where our properties are located could adversely affect our business.

Certain of our properties are located in countries, provinces and states more likely to be subject to political and economic instability, or unexpected legislative change, than is usually the case in certain other countries, provinces and states. Our mineral exploration or potential development activities could be adversely affected by:

- political instability and violence;
- war and civil disturbance;
- labor unrest;
- expropriation or nationalization;
- changing fiscal regimes and uncertain regulatory environments;
- fluctuations in currency exchange rates;
- high rates of inflation;
- changes to royalty and tax regimes;

- underdeveloped industrial and economic infrastructure; and
- the unenforceability of contractual rights and judgments.

There can be no assurance that we will successfully acquire additional commercially mineable mineral rights.

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any anticipated level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.

Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project. Our future growth and productivity will depend, in part, on our ability to identify and acquire additional commercially mineable mineral rights, and on the costs and results of continued exploration and potential development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

- establish ore reserves through drilling and metallurgical and other testing techniques;
- determine metal content and metallurgical recovery processes to extract metal from the ore; and
- construct, renovate or expand mining and processing facilities.

In addition, if we discover ore, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that we will successfully acquire additional commercially mineable (or viable) mineral rights.

We may be adversely affected by fluctuations in foreign exchange rates.

We maintain our bank accounts primarily in Canadian and U.S. dollars. We expect that our revenue, if any, will be in U.S. dollars while certain of our costs are incurred in other currencies. In particular, any appreciation in the currencies of Argentina, Australia, Chile, Mexico or other countries where we carry out exploration or development activities against the Canadian or U.S. dollar will increase our costs of carrying on operations in such countries. With the development of our Pirquitas property, our costs denominated in the currency of Argentina have increased significantly over past levels and we have significantly greater exposure to Argentinean currency fluctuations. In addition, any decrease in the U.S. dollar against the Canadian dollar will result in a loss on our books to the extent we hold funds in U.S. dollars.

We face industry competition in the acquisition of exploration properties and the recruitment and retention of qualified personnel.

We compete with other exploration companies, many of which have greater financial resources than us or are further advanced in their development, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and supplies. In particular, we face competition for qualified personnel and equipment for our Pirquitas property, which may increase our estimated costs of developing the project or result in delays. We expect that a significant number of expatriate employees will be required in the early stages of the development of the Pirquitas property to hire and train the local workforce. If we require and are unsuccessful in acquiring additional mineral properties or qualified personnel, we will not be able to grow at the rate we desire or at all.

Some of our directors and officers have conflicts of interest as a result of their involvement with other natural resource companies.

Some of our directors and officers are directors or officers of other natural resource or mining-related companies such as, at present, our President, Robert Quartermain, who serves as a director and officer of Radiant Resources Inc. and as a director of Canplats Resources Corporation, Vista Gold Corporation, and Minco Silver Corporation (with which we have a strategic alliance to jointly pursue silver opportunities in China). In addition, our Senior Vice President, Joseph J. Ovsenek, is a director of Esperanza Silver Corporation (with which we have an agreement for the exploration of silver projects in Peru). These associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, we may miss the opportunity to participate in certain transactions, which may have a material adverse effect on our financial position.

We may experience difficulty attracting and retaining qualified management to grow our business, which could have a material adverse effect on our business and financial condition.

We are dependent on the services of key executives, including Mr. Quartermain, and other highly skilled and experienced executives and personnel focused on advancing our corporate objectives as well as the identification of new opportunities for growth and funding. Due to our relatively small size, the loss of these persons or our inability to attract and retain additional highly skilled employees required for the development of the Pirquitas property and our other activities may have a material adverse effect on our business and financial condition.

Enforcement of judgments or bringing actions outside the United States against us and our directors and officers may be difficult.

We are organized under the law of, and headquartered in, British Columbia, Canada, and none of our directors and officers are citizens or residents of the United States, other than our Vice President, Project Development. In addition, a substantial part of our assets are located outside the United States and Canada. As a result, it may be difficult or impossible for an investor to (i) enforce in courts outside the United States judgments against us and our directors and officers obtained in United States courts based upon the civil liability provisions of United States federal securities laws or (ii) bring in courts outside the United States an original action against us and our directors and officers to enforce liabilities based upon such United States securities laws.

Under U.S. federal tax rules, we may be classified as a passive foreign investment company (a PFIC), which may result in special and generally unfavorable U.S. federal tax consequences to our U.S. shareholders.

As a non-U.S. corporation, we may be a PFIC depending on the percentage of our gross income which is "passive", within the meaning of the U.S. Internal Revenue Code of 1986, as amended, or the percentage of our assets that produce or are held to produce passive income. We were a PFIC in our 2006 taxable year, and we may be a PFIC in subsequent taxable years. If we are a PFIC for any taxable year during a U.S. shareholder's holding period in our common stock, such U.S. shareholder may be subject to increased U.S. federal income tax liability on the sale of common shares or on the receipt of dividends. The PFIC rules are complex and may be unfamiliar to U.S. shareholders. Accordingly, U.S. shareholders are urged to consult their own tax advisors concerning the application of the PFIC rules to their investment in our common shares.

CAUTION ON FORWARD-LOOKING STATEMENTS

The MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws concerning the anticipated developments in our operations in future periods, our planned exploration activities, the adequacy of our financial resources and other events or conditions that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be "forward-looking statements". Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: uncertainty of production at our mineral exploration properties; risks and uncertainties associated with new mining operations; risks related to our ability to obtain adequate financing for our planned development activities and to complete further exploration programs; our history of losses and expectation of future losses; differences in U.S. and Canadian practices for reporting resources; risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits; unpredictable risks and hazards related to the development and operation of a mine or mine property; commodity price fluctuations; risks related to governmental regulations, including environmental regulations; risks related to delay or failure to obtain required permits, or non-compliance; increased costs and restrictions on operations due to compliance with environmental laws and regulations; risks related to reclamation activities on our properties; uncertainties related to title to our mineral properties; risks related to political instability and unexpected regulatory change; our ability to successfully acquire additional commercially mineable mineral rights; currency fluctuations; increased competition in the mining industry for properties and qualified personnel; risks related to some of our directors' and officers' involvement with other natural resource companies; and our ability to attract and retain qualified personnel and management.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading "Risks and Uncertainties". Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Management's Responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, Management's Discussion and Analysis ("MD&A") and all financial information in the Annual Report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances. The financial information presented elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

Management, under the supervision of and the participation of the President and Vice President, Finance, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations. We, as President and Vice President Finance, will certify our annual filings with the CSA and SEC as required in Canada by Multilateral Instrument 52-109 and in the United States as required by the Securities Exchange Act of 1934.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A; considers the report of the external auditors; assesses our adequacy of the internal controls, including management's assessment described below; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management's assessment of the internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2006 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2006.

PricewaterhouseCoopers LLP, our auditors, has audited management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 as stated in their report which appears herein.

Robert A. Quartermain
President

Ross A. Mitchell
Vice President, Finance

March 1, 2006

Independent Auditors' Report

TO THE SHAREHOLDERS OF SILVER STANDARD RESOURCES INC.

We have completed an integrated audit of the consolidated financial statements and internal control over financial reporting of Silver Standard Resources Inc. as of December 31, 2006 and audits of the Company's December 31, 2005 and December 31, 2004 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Silver Standard Resources Inc. as at December 31, 2006 and December 31, 2005, and the related consolidated statements of earnings (loss) and deficit and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company's financial statements as at December 31, 2006 and 2005 and for the three years in the period ended December 31, 2006 in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and December 31, 2005 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited management's assessment, included in Management's Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as at December 31, 2006 is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006 based on criteria established in *Internal Control—Integrated Framework* issued by the COSO.

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia, Canada
March 1, 2007

Consolidated Balance Sheets

as at December 31, 2006 and 2005

(in thousands of Canadian dollars)	2006 ($)	2005 ($)
ASSETS		
Current assets		
Cash and cash equivalents	**229,616**	23,030
Silver bullion (note 6)	**15,787**	14,095
Marketable securities (note 7)	**5,817**	4,985
Accounts receivable, net of allowance for doubtful accounts $nil (2005—$nil)	**3,746**	1,238
Prepaid expenses and deposits	**630**	496
	255,596	43,844
Restricted cash (note 10)	**2,104**	190
Restricted silver bullion (note 6)	**–**	1,692
Value added tax recoverable (note 8)	**1,327**	–
Mineral property costs and property, plant and equipment (note 9)	**211,986**	173,562
	471,013	219,288
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	**3,074**	1,990
Accrued liabilities	**1,215**	788
Current portion of asset retirement obligations (note 10)	**1,073**	722
	5,362	3,500
Asset retirement obligations (note 10)	**2,336**	759
Future income tax liability (note 15)	**26,745**	21,839
	34,443	26,098
SHAREHOLDERS' EQUITY		
Share capital (note 11)		
Common shares—unlimited shares authorized, no par value	**442,265**	219,971
Issued and outstanding 61,646,120 common shares (2005—51,849,241)		
Value assigned to stock options (notes 11 and 12)	**20,798**	9,778
Value assigned to warrants (notes 11 and 13)	**–**	6,965
Contributed surplus	**649**	–
Deficit	**(27,142)**	(43,524)
	436,570	193,190
	471,013	219,288

Commitments (note 18)

Approved by the Board of Directors

John R. Brodie, FCA
Chairman of the Audit Committee

R. E. Gordon Davis
Director

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Earnings (Loss) and Deficit
for the years ended December 31, 2006, 2005 and 2004

(in thousands of Canadian dollars, except per share amounts)	2006 ($)	2005 ($)	2004 ($)
EXPLORATION AND MINERAL PROPERTY COSTS			
Property examination and exploration	**267**	434	471
Mineral property costs written-off	**101**	372	–
Reclamation and accretion (note 10)	**2,131**	507	252
	(2,499)	(1,313)	(723)
EXPENSES			
Salaries and employee benefits	**2,160**	1,031	692
Salaries and employee benefits—stock-based compensation (note 12)	**9,954**	3,468	1,783
Depreciation	**142**	74	57
Internal control over financial reporting	**363**	226	–
Professional fees	**614**	176	122
General and administration—other	**3,762**	2,172	2,202
General and administration—stock-based compensation (note 12)	**2,981**	567	668
Foreign exchange loss (gain)	**75**	18	(171)
	(20,051)	(7,732)	(5,353)
OTHER INCOME (EXPENSES)			
Investment income	**5,984**	881	1,102
Gain (loss) on sale of marketable securities (note 5)	**(2,667)**	2,289	2,577
Write-up (down) of marketable securities	**52**	(15)	(52)
Gain on sale of mineral properties	**173**	20	931
Gain on sale of joint venture interest (note 5)	**35,390**	–	–
	38,932	3,175	4,558
Earnings (loss) for the year	**16,382**	(5,870)	(1,518)
Deficit—Beginning of year	**(43,524)**	(37,654)	(31,632)
Adjustment for stock-based compensation (note 3)	**–**	–	(4,504)
Deficit—End of year	**(27,142)**	(43,524)	(37,654)
Earnings (loss) per share (note 4)			
Basic and diluted earnings (loss) per share	**0.28**	(0.11)	(0.03)

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

for the years ended December 31, 2006, 2005 and 2004

(in thousands of Canadian dollars)	2006 ($)	2005 ($)	2004 ($)
OPERATING ACTIVITIES			
Earnings (loss) for the year	16,382	(5,870)	(1,518)
Items not affecting cash			
Depreciation	142	74	57
Mineral property costs written-off	101	372	–
Gain on sale of mineral properties	(173)	–	(902)
Stock-based compensation	12,935	4,035	2,451
Write-down (up) of marketable securities	(52)	15	52
Asset retirement obligations	2,053	444	(316)
(Gain) loss on sale of marketable securities	2,667	(2,289)	(2,577)
Foreign exchange gain	(1)	(14)	(7)
Donation of shares	230	–	–
Gain on sale of joint venture interest (note 5)	(35,390)	–	–
Loss on disposal of property, plant and equipment	21	–	–
Changes in non cash working capital items			
Accounts receivable	(2,590)	(576)	(303)
Prepaid expenses and deposits	(134)	(198)	(353)
Accounts payable	1,155	621	545
Accrued liabilities	427	675	53
Current portion of asset retirement obligations	(273)	(240)	312
Increase in foreign value added tax recovery (net)	(1,327)	–	–
Cash used in operating activities	(3,827)	(2,951)	(2,506)
FINANCING ACTIVITIES			
Shares and warrants issued for cash	214,863	1,795	60,334
Share issue cash costs	(11,596)	–	(928)
Cash generated by financing activities	203,267	1,795	59,406
INVESTING ACTIVITIES			
Mineral property costs	(39,379)	(20,933)	(12,796)
Construction in progress	(1,826)	–	–
Purchase of property, plant and equipment	(1,782)	(1,202)	(710)
Purchase of silver bullion	–	–	(15,780)
Proceeds on sale of property, plant and equipment	13	–	53
Cash acquired on business combination	–	–	91
Reclamation deposit advance	–	–	(47)
Purchase of marketable securities	(378)	(2,459)	(2,755)
Proceeds on sale of marketable securities	52,410	3,077	4,319
Increase in investment of restricted cash	(1,912)	–	–
Cash provided by (used in) investing activities	7,146	(21,517)	(27,625)
Increase (decrease) in cash and cash equivalents	206,586	(22,673)	29,275
Cash and cash equivalents—Beginning of year	23,030	45,703	16,428
Cash and cash equivalents—End of year	229,616	23,030	45,703

Supplementary cash flow information (note 16)

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004 ***(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)***

1. Nature Of Operations

We are in the business of acquiring, exploring, holding and developing silver mineral properties, with a portfolio of core properties in Argentina, Australia, Canada, Chile, Mexico, Peru and the United States. We plan to ultimately develop the properties to bring them to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. In October 2006, we made a production decision for the Pirquitas property that is located in the province of Jujuy in northwest Argentina. The mine is estimated to require 21 to 24 months to construct at an estimated cost of US $146 million.

Management has estimated that we will have adequate funds from existing working capital to meet our corporate, development, administrative and property obligations for the coming year, including the construction of the Pirquitas property. We will periodically need to obtain additional financing, and while we have been successful in the past, there can be no assurance that we will be able to do so in the future.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, our ability to obtain necessary financing to complete the development, and upon future profitable production. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and/or written-off, and do not necessarily represent present or future values.

Although we have taken steps to verify title to mineral properties in which we have an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee our title. Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

2. Significant Accounting Policies

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The significant differences between these principles and those that would be applied under US generally accepted accounting principles and requirements promulgated by the Securities and Exchange Commission (collectively US GAAP), as they affect the company, are disclosed in note 20.

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries, the most significant of which are presented in the following table:

Subsidiary	Location	Ownership	Project
Candelaria Mining Company	Delaware	100%	Candelaria
Mina Pirquitas, Inc.	Delaware	100%	Pirquitas
Maverick Silver Inc.	Nevada	100%	Maverick Springs
Rio Grande Mining Company	Nevada	100%	Shafter
Sociedad Minera Berenguela S.A.	Peru	100%	Berenguela
Minera Silver Standard Chile S.A.	Chile	100%	Challacollo
Pacific Rim Mining Corporation Argentina, S.A.	Argentina	100%	Diablillos
Silver Standard Australia Pty Limited	Australia	100%	Bowdens
777666 B.C. Ltd.	Canada	100%	Snowfield/Sulphurets
Silver Standard Durango S.A. de C.V.	Mexico	100%	Pitarrilla
Silver Standard Exploraciones S.A. de C.V.	Mexico	100%	Veta Colorada

All inter-company transactions and balances have been eliminated on consolidation.

We have entered into a number of joint venture agreements, the most significant of which relate to the Maverick Springs and San Luis properties. We have a 55% interest in each of these two joint ventures. We recognize our proportionate share of exploration costs of each joint venture.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Significant areas where management's judgment is applied are asset impairment, stock-based compensation, future income tax valuation reserves, ore reserve determinations and asset retirement obligations. Actual results could differ from those estimates.

2. Significant Accounting Policies, continued

RECLASSIFICATIONS

Certain reclassifications of prior year balances have been made to conform to the current year presentation. These reclassifications have had no impact on previously reported total current assets, total assets, working capital position or results of operations, and does not affect previously reported cash flows from operating or financing activities.

FOREIGN CURRENCY TRANSLATION

Our functional currency is considered to be the Canadian dollar.

Our subsidiaries are integrated foreign operations which are translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non monetary items are translated at historical exchange rates. Income and expense items are translated at the average exchange rate for the period. Translation gains and losses are reflected in the consolidated statements of earnings (loss) unless they relate to a specific mineral property in which case they are capitalized.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash, bank balances and short-term investments with original maturities of three months or less and are stated at cost, which approximates market value.

SILVER BULLION

Silver bullion is valued at the lower of original cost or net realizable value.

MARKETABLE SECURITIES

Marketable securities are carried at the lower of original cost and quoted market value.

MINERAL PROPERTY COSTS AND PROPERTY, PLANT AND EQUIPMENT

Mineral property costs

We record our interests in mineral properties at cost. Costs include the costs of acquiring mineral properties and related exploration and development expenditures, interest expense allocable to the cost of developing mining properties and to construct new facilities, holding costs to maintain a property and related foreign exchange amounts are deferred. These costs are amortized using the units-of-production method against future production following commencement of commercial production or are written-off if the properties are sold, allowed to lapse or abandoned. General exploration is expensed in the period incurred.

Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the payments are in excess of costs incurred, at which time they are then credited to income. Options payments are at the discretion of the optionee, and accordingly, are accounted for on a cash basis or when receipt is reasonably assured.

Our management regularly reviews the recoverability of the carrying value of each mineral property. Where information and conditions suggest impairment, estimated future cash flows are calculated using estimated future prices, proven and probable reserves, weighted probable outcomes and operating capital and reclamation costs on an undiscounted basis. If it is determined that the future cash flows are less than the carrying value, a write-down to the estimated fair value is expensed for the period. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying values can be recovered. If the carrying values exceed estimated recoverable values, then the costs are written-down to fair values with the write-down expensed in the year.

Management's estimates of future mineral prices, recoverable resources, initial and operating capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur that could adversely affect management's estimate of the net cash flows to be generated from its properties.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and include plant and equipment related to mineral properties and property and equipment related to corporate offices. Depreciation is calculated over the useful life of the asset at rates ranging from 10% to 30% per annum once the asset is put in service. Leasehold improvements are amortized over the shorter of their economic lives and the lease term plus lease renewals, if any, only when such renewals are reasonably assured. Depreciation charges on assets that are directly related to mineral properties are allocated to that mineral property. We assess if an impairment loss exists when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized if the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The amount of the loss is measured as the amount by which long-lived asset's carrying value exceeds its fair value.

ASSET RETIREMENT OBLIGATIONS

We recognize a liability for our legal obligations associated with the retirement of property, plant and equipment when the liability is incurred. A liability is recognized initially at fair value and the resulting amount is capitalized as part of the asset's carrying value unless the asset has been previously written-off, in which case the amount is expensed. The liability is accreted over time through periodic charges to earnings where the assets have previously been written-off or to mineral property costs where the assets are in the pre-production stage. In subsequent periods, we adjust the carrying amounts of the asset and the liability for changes in estimates of the amount or timing of underlying future cash flows. The fair value of the legal obligation for asset retirement is assessed each reporting period.

It is reasonably possible that our estimates of our ultimate reclamation and site restoration liability could change as a result of changes in regulations or cost estimates. The effect of changes in estimated costs is recognized on a prospective basis.

STOCK-BASED COMPENSATION

Compensation expense for stock options granted to employees or non-employees is measured at the fair value at the grant date using the Black-Scholes valuation model and is recognized over the vesting period of the options granted. In situations where stock options are granted in exchange for services related to specific mineral properties, the expense is capitalized against that mineral property. The value assigned to stock options shown on the balance sheet is subsequently reduced if the options are exercised and the amount so reduced is then credited to share capital. Any values assigned to stock options that have expired are credited to contributed surplus.

INCOME TAXES

The liability method of income tax allocation is used and is based on differences between financial reporting and tax bases of assets and liabilities. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

EARNINGS (LOSS) PER COMMON SHARE

Earnings (loss) per share is calculated based on the weighted average number of common shares issued and outstanding during the year. We follow the treasury stock method in the calculation of diluted earnings per share. Under this method, the weighted average number of shares includes the potential net issuances of common shares for "in-the-money" options and warrants assuming the proceeds are used to repurchase common shares at the average market price during the period, if dilutive. The effect of potential issuances of shares under options and warrants would be anti-dilutive if a loss is reported, and therefore basic and diluted losses per share are the same.

3. Changes in Accounting Policies

STOCK-BASED COMPENSATION

Effective January 1, 2004, the company adopted the Canadian Institute of Chartered Accountants (CICA) amendments to Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options, as well as for other stock-based payments made in exchange for goods and services. The adoption of the fair value method resulted in a cumulative increase of $4,504,000 to the opening deficit at January 1, 2004 and increases of $335,000 to share capital and $4,169,000 to value assigned to stock options, at January 1, 2004.

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

Financial Instruments

Effective January 1, 2007, we have adopted CICA Handbook Section 3855 Financial Instruments—Recognition and Measurement, CICA Handbook Section 3865 Hedges and CICA Handbook Section 1530 Comprehensive Income (the "Financial Instrument Standards"). As we have not previously undertaken hedging activities, adoption of Section 3865 will have no impact on us. Prior to January 1, 2007, the principal accounting policies affecting our financial instruments related to marketable securities that were valued at the lower of original cost and quoted market value.

The adoption of the Financial Instrument Standards will result in our classifying marketable securities and cash equivalents as available for sale investments and all derivative and other financial instruments as held for trading assets or liabilities measured at fair value. We have no derivative financial instruments or other financial instruments held for trading at December 31, 2006. Transitional adjustments in respect of these available for sale assets will be recorded to the opening investment balances and accumulated other comprehensive income on January 1, 2007.

As a consequence of adopting the Financial Instrument Standards on January 1, 2007, accumulated other comprehensive income will increase by approximately $29,800,000 with a corresponding increase of approximately $29,800,000 in investments. As a result of the adoption of this standard, the carrying value of this investment is increased by $29,800,000, with a corresponding increase, net of tax, to accumulated comprehensive income. This represents the net gain on measuring the fair value of available for sale investments, which has been not recognized on a fair value basis prior to January 1, 2007.

Upon adoption of the financial instrument standards, all regular-way purchases of financial assets are accounted for at the settlement date. Transaction costs on financial assets and liabilities classified other than as held for trading will be treated as part of the investment cost.

Gains or losses associated with items designated as held for trading are recorded in the income statement, separate from any interest or dividends earned on these investments. Gains or losses associated with items classified as available for sale will be separately recorded as unrealized within our other comprehensive income until such time the investment is disposed of or incurs a decline in fair value that is on an other-than-temporary basis, at which time any gains or losses will then be realized and reclassified to the income statement. We have elected to designate cash equivalents (consisting of mainly commercial paper and banker's acceptances) and marketable securities (all of which are investments in common shares), as available for sale.

4. Earnings (Loss) Per Share

The computations of basic and diluted earnings (loss) per share are as follows:

	2006 ($)	2005 ($)	2004 ($)
Earnings (loss) for the year (000's)	16,382	(5,870)	(1,518)
Basic weighted-average common shares (000's)	58,652	51,683	48,311
Dilutive potential from stock options and warrants (000's)	252	1,876	928
Dilutive weighted-average common shares (000's)	58,904	53,559	49,239
Earnings (loss) per share:			
Basic earnings (loss) per share	0.28	(0.11)	(0.03)
Diluted earnings (loss) per share	0.28	(0.11)	(0.03)

5. Sale of Joint Venture Interest and Marketable Securities

On April 10, 2006, the agreement for the sale of our 50% interest in the Manantial Espejo property to our joint venture partner, Pan American Silver Corp., closed for a gain on sale of $35,390,000. The fair value of the 1,950,000 common shares of Pan American received at closing was $55,056,000. During the fourth quarter of 2006, all our shares in Pan American were sold for net proceeds of $51,995,000. A loss on sale of marketable securities of $3,101,000 has been recorded to give us a net gain of $32,289,000 from the sale of this interest. This loss on sale of marketable securities was offset by gains of $434,000 on the sale of other marketable securities in 2006.

6. Silver Bullion

Balance sheet presentation—December 31, 2006

(in thousands of Canadian dollars)	Ounces (000's)	Total cost ($)	Market value ($)	Unrealized gain ($)
Silver bullion	1,954	15,787	29,373	13,586
Restricted silver bullion	–	–	–	–
	1,954	15,787	29,373	13,586

Balance sheet presentation—December 31, 2005

(in thousands of Canadian dollars)	Ounces (000's)	Total cost ($)	Market value ($)	Unrealized gain ($)
Silver bullion	1,745	14,095	17,939	3,844
Restricted silver bullion	209	1,692	2,154	462
	1,954	15,787	20,093	4,306

At December 31, 2005, we had lodged a US$1,679,000 bank letter of credit with the U.S. Department of the Interior, Bureau of Land Management relating to reclamation obligations on the Candelaria silver mine in Nevada (note 9(o)). Under the terms and conditions with our banker, we have the right to lodge collateral in Canadian dollars, US dollars or silver bullion. We had lodged silver bullion as collateral such that it had a coverage ratio value of 110% (US$1,847,000) of the letter of credit amount. As at December 31, 2005, 209,454 (2004—284,650) ounces of silver bullion were lodged as collateral. In 2006, the reclamation obligation was reduced to US $1,637,000 and we lodged this amount in U.S. dollars, thereby releasing our bullion collateral.

7. Marketable Securities

At December 31, we held shares and share purchase warrants as follows:

(in thousands of Canadian dollars)	Number of shares (000's)	Cost ($)	2006 Market Value ($)	Number of shares / warrants (000's)	Cost ($)	2005 Market Value ($)
Esperanza Silver Corporation	5,460	1,591	17,472	5,310	1,508	4,513
Minco Silver Corporation (i)	4,845	3,126	13,567	4,960	3,200	9,424
Silvermex Resources Ltd.	2,500	300	2,050	1,500	150	150
Vista Gold Corp. (ii)	171	294	1,749	171	–	712
Other investments		506	779		127	288
		5,817	35,617		4,985	15,087

(i) At December 31, 2006, 1,240,000 (2005 – 2,480,000) shares were subject to an escrow agreement.
(ii) In 2005, we held 171,000 share purchase warrants of Vista Gold Corp. which were exercised in 2006. We hold no share purchase warrants in any company as at December 31, 2006.

8. Value Added Tax Recoverable

We have recorded the value added tax (VAT) paid in Argentina and related to the Pirquitas property as a recoverable asset. Argentinean law states that VAT paid prior to production is recoverable once the company reaches the production stage. In October 2006, we made a production decision on this property and any VAT paid in Argentina related to Pirquitas is expected to be recoverable through production from the proven and probable reserves from this property. The amount recoverable at December 31, 2006 is estimated to be $1,327,000 (2005 – nil).

In countries where we have paid VAT and where there is uncertainty of the recoverability, the VAT payments have either been deferred with mineral property costs relating to the property or expensed if it relates to mineral exploration. If we ultimately recover amounts that have been deferred, the amount received will be applied to reduce mineral property costs.

9. Mineral Property Costs and Property, Plant And Equipment

(in thousands of Canadian dollars)	2006 ($)	2005 ($)
Mineral property costs	207,887	171,525
Construction in progress (c)	1,829	–
Mining equipment and machinery (c)	1,298	1,336
Other	1,524	1,126
	212,538	173,987
Accumulated depreciation	(552)	(425)
	211,986	173,562

9. Mineral Property Costs and Property, Plant And Equipment, continued

At December 31, mineral property costs are as follows:

(in thousands of Canadian dollars)	Acquisition costs ($)	Exploration costs ($)	Future tax effects ($)	Total 2006 ($)	Total 2005 ($)
Argentina					
Diablillos	5,376	1,916	–	7,292	6,885
Manantial Espejo	–	–	–	–	20,955
Pirquitas	56,308	11,020	13,859	81,187	74,927
Other	23	150	–	173	180
Australia					
Bowdens	10,892	7,890	3,511	22,293	21,382
Other	–	238	–	238	225
Canada					
Silvertip	1,818	254	–	2,072	2,066
Snowfield	125	1,793	–	1,918	–
Sulphurets	2,393	1,255	–	3,648	3,648
Sunrise Lake	1,234	61	–	1,295	1,280
Chile					
Challacollo	2,595	3,007	354	5,956	5,513
Other	50	178	–	228	227
Mexico					
Pitarrilla	12,980	18,523	1,249	32,752	11,194
San Marcial	1,250	779	290	2,319	2,045
Veta Colorada	3,976	839	–	4,815	584
Other	741	1,394	–	2,135	1,629
Peru					
Berenguela	12,936	3,139	6,268	22,343	4,536
San Luis	–	1,537	154	1,691	135
United States					
Candelaria	2,981	3,078	154	6,213	5,806
Maverick Springs	637	1,926	36	2,599	2,189
Shafter	2,610	3,240	870	6,720	6,119
	118,925	62,217	26,745	207,887	171,525

The components of acquisition and exploration costs incurred during the year are as follows:

(in thousands of Canadian dollars)	2006 ($)	2005 ($)
Balance—Beginning of year	171,525	150,532
Acquisition costs for the year	27,638	1,845
Exploration costs		
Assaying	971	1,035
Camp costs	4,370	2,780
Consulting	2,113	1,020
Drafting/engineering	392	995
Drilling	6,283	4,743
Environmental	196	125
Field costs	1,073	2,903
Geology	958	1,292
Labour costs	4,044	2,229
Legal	160	323
Maps and prints	287	20
Property holding costs	1,481	635
Value added tax	(84)	1,138
Exploration costs for the year	22,244	19,238
Property costs associated with future income taxes	7,718	282
Mineral property costs written-off	(101)	(372)
Disposal of mineral property relating to sale of joint venture interest	(21,137)	–
Balance—End of year	207,887	171,525

a) **Diablillos, Argentina**
We own a 100% interest in the mineral rights for the Diablillos silver-gold project located in the province of Salta in northwestern Argentina.

b) **Manantial Espejo, Argentina**
We sold our 50% interest in the Manantial Espejo property located in Santa Cruz province in southern Argentina in 2006 for a net gain of $32,289,000 (note 5).

c) **Pirquitas, Argentina**
We own a 100% interest in the surface and mineral rights for the Pirquitas silver property in the province of Jujuy in northern Argentina. In October 2006, a production decision was made on this property. The mine is estimated to require 21 to 24 months to construct at a planned cost of US $146 million, plus value added tax. We spent $1,829,200 during the year on construction, including engineering and the purchase of pipes for the gas pipeline, with a further $1,298,000 spent on the purchase of mobile equipment.

d) **Bowdens, Australia**
We own a 100% interest in the Bowdens project in New South Wales, Australia. There is a commitment to pay the original vendor of the property AUS$1,500,000 on the commencement of production, and grant a 2% net smelter return royalty up to US$5,000,000 and 1% thereafter. These obligations are collateralized by certain properties in the Bowdens project.

e) **Silvertip, Canada**
We own a 100% interest in the Silvertip project located in northern British Columbia, Canada. There is a 5% net profits royalty on certain of the non-core claims on the property.

f) **Snowfield, Canada**
We own a 100% interest in the Snowfield project located in British Columbia, Canada. The project is contiguous with the silver-gold Sulphurets project.

g) **Sulphurets, Canada**
We own a 100% interest in the Sulphurets project located in British Columbia, Canada. There is a 1.2% net smelter returns royalty on production in excess of current resources of silver and gold already contained in the property.

h) **Sunrise Lake, Canada**
We own a 100% interest in the Sunrise Lake deposit in Canada's Northwest Territories. The property is subject to a 5% net profits royalty interest.

i) **Challacollo, Chile**
We own 100% of the Challacollo silver project in northern Chile, which is subject to (i) a 2% production royalty capped at US$850,000 and; (ii) a 2% production royalty increasing to 3% once the production royalty in (i) is fully paid. The 3% production royalty can be acquired at any time for a total of US$1,500,000.

j) **Pitarrilla, Mexico**
The company owns a 100% interest in the Pitarrilla property located in the State of Durango, Mexico. The property is subject to a finder's fee of the greater of (a) US$5,000 and (b) 2% of direct exploration, payable every six months. There is also a 0.25% net smelter returns royalty applicable to all gold and silver produced from the property. The maximum amount payable under the finder's fee and net smelter royalty is US$500,000.

k) **San Marcial, Mexico**
We own a 100% interest in the San Marcial silver property in Sinola State, Mexico. The property is subject to a US$100,000 payment upon commencement of commercial production and a 3% net smelter returns royalty, provided that each 1% of the royalty can be acquired for US$600,000.

l) **Veta Colorada, Mexico**
In November 2005, we announced agreements to acquire a 100% interest in the Veta Colorada silver property located in the State of Chihuahua, Mexico. Under the agreements, we will pay the vendors a total of US$3,500,000, subject to a due diligence review. To December 31, 2005, we paid US$170,000 in non-refundable payments to the vendors and in 2006 we

9. Mineral Property Costs and Property, Plant And Equipment, continued

completed the acquisition with a cash payment of $3,300,000 plus US$495,000 of IVA, which is refundable. The property is subject to a 1% net smelter returns royalty.

m) Berenguela, Peru

In early 2006, we completed the acquisition of a 100% interest in the Berenguela property located in the province of Lampa in southern Peru. The consideration paid was US$2,000,000 in cash (of which US$600,000 was paid in 2005), 530,504 of our common shares with a fair value of $9,814,000 (US$8,000,000) and the grant of a 2% net smelter returns royalty on copper produced from the property to a maximum of US$3,000,000.

n) San Luis, Peru

In September 2005, we entered into a joint venture agreement with Esperanza Silver Corporation (Esperanza) for the exploration of the San Luis property located in the Ancash Department, Peru. Under the terms of the agreement, we currently hold a 55% interest in the property, having elected to increase our initial 50% interest to 55% by funding the first US$500,000 in exploration expenditures. We completed this initial funding in 2006. Under the terms of the agreement, we will incur with Esperanza the next US$1,500,000 of exploration expenditures in proportion to our respective interests. To the end of 2006, US$1,355,000 of the US$1,500,000 has been spent. Once US$1,500,000 has been expended, we can elect to increase our interest to 70% by paying all costs required to complete a feasibility study and our interest can be increased to 80% by paying all costs required to place the property into commercial production.

o) Candelaria, U.S.A.

We own a 100% interest in the Candelaria silver mine in Nevada and have lodged environmental bonding in the amount of US$1,637,000 (notes 6 and 10) relating to this property.

p) Maverick Springs, U.S.A.

In June 2003, we signed an exploration and development agreement with Vista Gold Corp. (Vista) in which we will have exposure to the silver resources hosted in the Maverick Springs gold-silver property in northern Nevada, U.S.A. Under the terms of the agreement, we were to contribute to Vista US$1,200,000 over a period of four years commencing from October 7, 2002, towards exploration programs, land holding costs and option payments to earn our interest. We and Vista would then enter into a joint venture agreement. At December 31, 2005, we had met our expenditure commitment to Vista and vested our interest in the property. We and Vista will now enter into a joint venture agreement governing their respective rights and obligations in respect of the property. Subsequent to October 7, 2006, Newmont Mining Corporation (Newmont) has a one time back-in right to acquire a 51% interest in the property on payment of 200% of exploration expenditures, incurred by Vista and us, and all costs to complete a feasibility study in excess of US$2,000,000. In addition, net smelter returns royalties are payable on production from the property to Newmont and the underlying property owner. Subsequent to the end of the year, Newmont's back-in right expired unexercised.

q) Shafter, U.S.A.

We own a 100% interest in the Shafter silver mine located in Presidio County, Texas, U.S.A. All significant permits necessary to place the property in production are valid or in process of being renewed. There is a 6.25% royalty payable on metal production from a narrow strip of land that contains a minor amount of the mineral resource.

10. Asset Retirement Obligations

During the year ended December 31, 2006, we expensed $2,131,000 (2005—$507,000; 2004—$252,000) in on-going, non-legally required environmental and reclamation costs, accretion of asset retirement obligations and changes in the provision for asset retirement obligations.

At December 31, 2006, $3,409,000 (2005—$1,481,000) was recorded by us as a provision for future asset retirement obligation expenses for its various mineral properties, of which $1,073,000 (2005—$722,000) is considered current.

Our asset retirement obligations relate to legal obligations associated with site restoration and clean-up costs of our various mineral properties. The three properties that comprise the majority of the obligations are the Duthie and Silver Standard Mine properties located in British Columbia, Canada and the Veta Colorada property located in Mexico.

A reconciliation of the provision for asset retirement obligations is as follows:

(in thousands of Canadian dollars)	2006 ($)	2005 ($)
Balance—Beginning of year	1,481	1,248
Liabilities settled during the year	(273)	(241)
Accretion expense	273	74
Revisions in estimated cash flows	1,928	400
Balance—End of year	3,409	1,481

(in thousands of Canadian dollars)	2006 ($)	2005 ($)
Balance sheet presentation		
Current portion	1,073	722
Long-term portion	2,336	759
	3,409	1,481

The provision for asset retirement obligations is based on the following key assumptions:

- asset retirement obligation payments over the next five years are estimated as follows: 2007—$1,073,000; 2008—$681,000; 2009—$565,000; 2010—$375,000; 2011—$186,000.
- total undiscounted cash flows of $4,905,000 (2005—$2,183,000).
- expected timing of payments is over the years 2007 to 2017 (2005—2006 to 2016).
- a credit adjusted risk-free rate at which the estimated payments have been discounted at 10% (2005—10%).

At December 31, 2006, we have lodged $2,104,000 (2005—$1,882,000) in security deposits with various government agencies in relation to our reclamation obligations. Of the amount lodged, $196,000 (2005—$190,000) is in the form of cash deposits and $1,908,000 (2005—$1,692,000) is in the form of a letter of credit. In 2006, the letter of credit was collaterized by the lodging of U.S. dollars and in 2005 the letter of credit was collaterized by the lodging of silver bullion (note 6).

11. Share Capital

(in thousands of Canadian dollars except per share data)	Number of shares	Amount ($)
Authorized		
Unlimited common shares, no par value		
Issued		
Balance—December 31, 2003	42,604,832	113,537
Issued during the year		
For cash		
Private placement (b)	2,955,000	37,132
Exercise of options (note 12)	525,700	2,963
Exercise of warrants (note 13)	2,686,620	13,420
Finder's fees on private placement (b)	31,250	393
For mineral property	2,680,500	50,089
Value of options exercised (note 12)	–	691
Adjustment (note 3)	–	335
Share subscriptions	92,900	455
Share issue costs (b)	–	(1,513)
Balance—December 31, 2004	51,576,802	217,502
Issued during the year		
For cash		
Exercise of options (note 12)	259,269	1,610
Exercise of warrants (note 13)	10,000	185
For mineral property	3,170	45
Value of options exercised (note 12)	–	583
Value of warrants exercised	–	46
Balance—December 31, 2005	51,849,241	219,971
Issued during the year		
For cash		
Public offering (a)	7,200,000	182,663
Exercise of options (note 12)	668,750	6,548
Exercise of warrants (note 13)	1,386,625	25,652
For mineral property	530,504	9,814
Value of options exercised (note 12)	–	2,583
Value of warrants exercised	–	6,400
Donations	11,000	230
Share issue costs	–	(11,596)
Balance—December 31, 2006	61,646,120	442,265

a) On May 16, 2006, we closed a public offering of 7.2 million common shares for gross proceeds of $182,663,000. The price received was $25.37 (US $23.00) per share. After deducting underwriting fees and offering expenses of $11,596,000, net proceeds were $171,067,000.

b) In January 2004, we issued 2,955,000 units at $14.80 per unit for gross proceeds of $43,951,000, which were assigned to the components of the units: $37,132,000 to shares and $6,819,000 to warrants. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable, upon payment of $18.50, into one common share until January 15, 2006. The company issued an additional 31,250 units valued at $465,000, which were assigned $393,000 to shares and $72,000 to warrants, issued 26,000 warrants valued at $120,000, and paid $928,000 in cash as finder's fees and other costs relating to this placement for total share issue costs of $1,513,000.

12. Stock Options

The changes in values assigned to stock options are as follows:

(in thousands of Canadian dollars)	2006 ($)	2005 ($)	2004 ($)
Values at January 1	9,778	6,167	171
Adjustment for stock-based compensation (note 3)	–	–	4,169
Values of options issued	13,686	4,194	2,518
Values of options exercised	(2,583)	(583)	(691)
Values of options forfeited or expired	(83)	–	–
Values at December 31	20,798	9,778	6,167

The company has a comprehensive stock option plan for its employees, directors, officers and self-employed consultants. The plan provides for the issuance of incentive options to acquire up to a total of 8% of the issued and outstanding common shares of the company. The exercise price of each option shall not be less than the closing market price of the company's stock on the award date. The options can be granted for a maximum term of 5 years with vesting provisions determined by the company. Currently, the vesting periods range up to three years. New shares from treasury are issued on the exercise of stock options.

The changes in stock options issued are as follows:

	2006		2005		2004	
	Number of shares	Weighted average exercise price ($)	Number of shares	Weighted average exercise price ($)	Number of shares	Weighted average exercise price ($)
Options outstanding at January 1	2,613,200	12.85	1,889,969	10.26	1,845,669	7.37
Granted	2,551,500	29.30	982,500	16.52	570,000	15.36
Exercised	(668,750)	9.79	(259,269)	6.21	(525,700)	5.64
Forfeited	(30,000)	16.73	–	–	–	–
Expired	(10,000)	20.50	–	–	–	–
Options outstanding at December 31	4,455,950	22.68	2,613,200	12.85	1,889,969	10.26
Options exercisable at December 31	2,253,200	24.48	1,881,950	11.68	1,628,719	9.49

As of December 31, 2006, incentive stock options represent 7.2% (2005—5.0%) of issued and outstanding common capital. The aggregate intrinsic value of vested share options (the market value less the exercise value) at December 31, 2006 was $34,750,000.

12. Stock Options, continued

During 2005, 95,000 stock options previously granted at exercise prices of $18.42 and $20.01 were re-priced at $14.47. A further 20,000 in stock options set to expire during the year were extended three years on the same terms as the original grant. The modifications of the terms of the awards have been treated as if it were an exchange of the original award for a new award. The incremental fair value of the re-priced award was $134,000 and the fair value of the extended award was $103,000. The following table summarizes information about stock options outstanding and exercisable at December 31, 2006:

Exercise price ($)	Options outstanding	Options exercisable	Expiry date	Weighted average remaining contractual life (years)
4.25	15,400	15,400	January 1, 2007	0.0
8.00	170,400	170,400	August 2, 2007	0.6
9.10	252,650	252,650	January 31, 2008	1.1
18.12	10,000	10,000	February 17, 2008	1.1
12.85	180,000	180,000	December 22, 2008	2.0
14.47	25,000	25,000	September 16, 2009	2.7
14.47	32,500	32,500	October 4, 2009	2.8
14.47	387,500	387,500	December 31, 2009	3.0
14.00	70,000	70,000	May 12, 2010	3.4
16.73	791,000	337,250	December 20, 2010	4.0
18.73	40,000	10,000	January 19, 2011	4.1
21.30	926,500	–	July 27, 2011	4.6
24.31	50,000	25,000	September 22. 2011	4.7
27.78	90,000	30,000	November 7, 2011	4.9
35.34	1,415,000	707,500	December 12, 2011	5.0
22.68	4,455,950	2,253,200		3.9

During the year ended December 31, 2006, 2,551,500 (2005—982,500) options were granted to employees, directors and consultants at a weighted average strike price of $29.30 (2005—$16.52) and average fair value of $11.39 (2005—$5.91) per option based on the Black-Scholes option pricing model. We amortize the fair value of stock options on a straight-line basis over the respective vesting period of the stock options. The fair value of options that was charged to the statements of loss and deficit was $12,935,000 in the current year (2005—$4,035,000; 2004—$2,451,000) with an additional $751,000 (2005—$159,000; 2004 - $67,000) value deferred as mineral property costs. Of the amount charged to the statements of loss and deficit in 2006, $2,981,000 (2005—$567,000; 2004—$668,000) was allocated to general and administration relating to consultants and directors and $9,954,000 (2005—$3,468,000; 2004—$1,783,000) was allocated to employee salaries and benefits. The assigned value of options exercised during the year that have been credited to share capital was $2,583,000 (2005—$583,000; 2004—$691,000). At December 31, 2006, the non-vested stock option expense not yet recognized was $17,861,000 and this expense is expected to be recognized over the next 2.5 years. The intrinsic value of options exercised (the market value less the exercise price value on the date of exercise) was $9,884,000 in 2006.

The fair value of stock options for all options issued, repriced or extended was estimated at the grant date based on the Black-Scholes option pricing model, using the following weighted average assumptions:

	2006	2005	2004
Expected dividend yield (%)	Nil	Nil	Nil
Average risk-free interest rate (%)	4.0	3.7	3.2
Expected life (years)	3.3	2.8	2.7
Expected volatility (%)	47	51	74

Option pricing models require the input of highly subjective assumptions. The expected life of the options considered such factors as the average length of time similar option grants in the past have remained outstanding prior to exercise and the vesting period of the grants. Volatility was estimated based upon historical price observations over the expected term. Changes in the subjective input assumptions can materially affect the estimated fair value of the options.

13. Warrants

The changes in warrants outstanding are as follows:

	2006		2005		2004	
	Number of shares	Weighted average exercise price ($)	Number of shares	Weighted average exercise price ($)	Number of shares	Weighted average exercise price ($)
Warrants outstanding at January 1	1,509,125	18.50	1,519,125	18.50	2,779,520	4.99
Granted	–	–	–	–	1,519,125	18.50
Exercised	(1,386,625)	18.50	(10,000)	18.50	(2,779,520)	4.99
Expired	(122,500)	18.50	–	–	–	–
Warrants outstanding at December 31	–	–	1,509,125	18.50	1,519,125	18.50

14. Related Party Transactions

During the year ended December 31, 2006, we recorded administrative, technical services and expense reimbursements of $363,000 (2005—$277,000; 2004—$235,600) from companies related by common directors or officers. At December 31, 2006, accounts receivable include $49,000 (2005—$77,000) from these related parties. Any amounts due from related parties are non-interest bearing and without specific terms of repayment. Any transactions for expense reimbursement with related parties are at normal business terms.

15. Income Taxes

a) The income taxes shown on the consolidated statements of earnings (loss) and deficit differ from the amounts obtained by applying statutory rates due to the following:

(in thousands of Canadian dollars except for percentages)	2006 ($)	2005 ($)	2004 ($)
Statutory tax rate	34.1%	34.9%	35.6%
Loss for the year before taxes	16,382	(5,870)	(1,518)
Provision for income taxes based on statutory rates	5,590	(2,047)	(540)
Differences in foreign tax rates	(10)	(104)	(4)
Tax benefits not recognized	(5,580)	2,151	544
	–	–	–

15. Income Taxes, continued

b) Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our future tax assets and liabilities as of December 31 are as follows:

(in thousands of Canadian dollars)	2006 ($)	2005 ($)
Long-term future tax assets		
Property, plant and equipment and resource properties	23,320	20,210
Capital and non-capital loss carry-forwards	16,986	16,450
Foreign resource pools	7,446	6,544
Share issuance costs	3,133	247
Marketable securities	1,082	–
Other	205	–
Total future tax assets	52,172	43,451
Long-term future tax liabilities		
Future income tax liability for resource properties	(58,305)	(46,097)
Valuation allowance for future tax assets (i)	(20,612)	(19,193)
Future income tax liability	(26,745)	(21,839)

(i) Future tax assets have been recognized to the extent the future taxable amounts related to taxable temporary differences for which a future tax liability is recognized can be offset. We believe it is more likely than not that we will realize the benefits of these deductible differences, net of the existing valuation allowance at December 31, 2006.

c) At December 31, the company has the following estimated operating losses:

(in thousands of Canadian dollars)	2006 ($)	2005 ($)
Argentina	9,400	9,200
Australia	9,500	8,200
Canada	2,600	8,900
Chile	64	67
Mexico	21,000	11,000
Peru	479	210
U.S.A.	10,000	8,700

The operating losses expire between 2007 to 2026, with the exception of those for Chile and Australia which are available indefinitely to reduce future taxable income.

The company has capital losses in Canada of $3,473,000 (2005—$3,473,000), which are available indefinitely, but can only be utilized against future taxable capital gains.

16. Supplementary Cash Flow Information

During the years ended December 31, 2006, 2005 and 2004, we conducted non cash financing and investing activities as set out below. Non-cash operating activities are not presented.

(in thousands of Canadian dollars)	2006 ($)	2005 ($)	2004 ($)
Non-cash financing activities			
Shares issued for mineral properties	9,814	45	50,089
Shares acquired for mineral property	(250)	–	(911)
Shares issued for donations	230	–	–
Non-cash investing activities			
Mineral properties acquired through issuance of shares	(9,814)	(45)	(50,089)
Shares acquired for mineral properties	250	–	911

No income taxes or interest was paid in 2006, 2005 or 2004.

17. Segmented Financial Information

We have one operating segment, which is the exploration and development of mineral properties. Mineral property expenditures by property are detailed in note 9. Substantially all of our earnings or losses for the years ended December 31, 2006, 2005 and 2004 were incurred in Canada. Segmented assets by geographic location are as follows:

								2006 ($)
(in thousands of Canadian dollars)	Argentina	Australia	Canada	Chile	Mexico	Peru	United States	Total
Mineral property costs and property, plant and equipment	91,777	22,532	9,828	6,183	42,098	24,036	15,532	211,986

								2005 ($)
(in thousands of Canadian dollars)	Argentina	Australia	Canada	Chile	Mexico	Peru	United States	Total
Mineral property costs and property, plant and equipment	104,283	21,608	7,581	5,740	15,565	4,671	14,114	173,562

18. Commitments

We have committed to payments under operating leases for the rental of our corporate head office space in Vancouver. The future minimum payments are $274,000 in 2007 and $67,000 in 2008.

19. Financial Instruments

a) Fair value

The estimated fair values of cash and cash equivalents, accounts receivable, restricted cash, value added tax recoverable, and accounts payable and accrued liabilities represent their fair value unless otherwise disclosed. The fair value of marketable securities is disclosed in note 7 and the fair value of silver bullion is disclosed in note 6.

b) Foreign exchange risk

Foreign exchange risk arises from changes in foreign currency fluctuations. We do not use any derivative instruments to reduce our exposure to fluctuations in foreign currency exchange rates.

c) Credit risk

Financial instruments that potentially subject the company to credit risk consist of cash and cash equivalents and accounts receivable. We deposit cash and cash equivalents in high credit quality financial instruments. We have no security or collateral for funds held in these financial instruments.

20. Material Differences Between Canadian and United States Generally Accepted Accounting Principles (GAAP)

a) We prepare our consolidated financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which differ in certain respects from those principles that we would have followed had our consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States and requirements promulgated by the Securities and Exchange Commission (SEC) (collectively U.S. GAAP). The major differences between Canadian and U.S. GAAP and their effect on the consolidated financial statements are summarized below:

i) Under Canadian GAAP, the costs of acquiring mineral properties and related exploration and development expenditures are deferred. SEC staff have interpreted U.S. GAAP to require that mineral property exploration and land use costs must be expensed as incurred, until commercially mineable deposits are determined to exist within a particular property, as cash flows cannot be reasonably estimated prior to such determination. Accordingly, for U.S. GAAP purposes, for all periods presented, we have expensed all land use costs for mineral properties and deferred exploration costs that have been incurred by us, for which commercially mineable revenues do not exist. When proven and probable reserves are determined for a property and a final feasibility study

20. Material Differences Between Canadian and United States Generally Accepted Accounting Principles (GAAP), continued

prepared, any subsequent exploration and development costs of the property would be capitalized. Once in production, any subsequent development costs would be treated as production costs charged to production. In early April 2006, a Feasibility Study Update for our Pirquitas property was completed. This study defined proven and probable reserves and, as a consequence, exploration and development costs relating to this property from March 31, 2006 have been deferred under U.S. GAAP.

For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities. For U.S. GAAP, these costs would be characterized as operating activities.

ii) Under U.S. GAAP, securities that are available for sale are recorded at fair value and unrealized gains or losses are included as part of comprehensive income. An impairment on available-for-sale securities is recorded in income if such loss is determined to be other than temporary. Under Canadian GAAP, marketable securities are valued at the lower of cost and market with any write-down recorded as a charge to earnings.

iii) Under Canadian GAAP, before the introduction of Canadian Institute of Chartered Accountants (CICA) 1581, "Business Combinations", the fair value of shares issued by an acquirer to effect a business combination was based on the quoted market price of shares at the date of acquisition. Under U.S. GAAP, the fair value of shares issued is based on the market price surrounding the date the business combination agreement is agreed to and announced.

iv) Canadian GAAP provides for investments in jointly controlled entities to be accounted for using proportionate consolidation. Under U.S. GAAP, investments in incorporated joint ventures are to be accounted for using the equity method. Under an accommodation of the United States Securities and Exchange Commission, the accounting for joint ventures need not be reconciled from Canadian to U.S. GAAP. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholders' equity.

v) For U.S. GAAP purposes, we previously accounted for employee stock-based compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, since stock options are granted at exercise prices that are at or above the quoted market value of our common shares at the date of grant, there is no compensation cost recognized by the company for options granted to employees. We adopted the fair value based method of accounting for employee stock-based compensation under U.S. GAAP effective January 1, 2005 using the modified prospective transition method. Under this method, we recognized employee stock-based compensation beginning January 1, 2005 as if the fair value method had been used to account for all employee awards granted, modified, or settled in fiscal years beginning after December 15, 1994. Results of prior years have not been restated.

For Canadian GAAP purposes, we adopted, as of January 1, 2004, the CICA's amendments to Section 3870, "Stock-Based Compensation and other Stock-Based Payments", which required the fair value method to be applied to employee stock-based compensation.

Effective January 1, 2006, we adopted Statement of Financial Accounting Standard (SFAS) No. 123R, "Share Based Payment" for all employee stock-based awards granted, modified or settled after the effective date using the fair value measurement method. Compensation cost is recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period. For unvested awards outstanding as of the effective date, compensation will be recognized based upon the grant-date fair value determined under SFAS No. 123 "Accounting for Stock-Based Compensation". Upon adoption of SFAS 123R using the modified prospective method, there was no cumulative affect adjustment required and no differences exist between the accounting for employee stock-based compensation expense in 2006 between Canadian and U.S. GAAP.

b) Consolidated summarized balance sheets:

	2006			2005		
(in thousands of Canadian dollars)	Canadian GAAP ($)	Adjustments ($)	U.S.GAAP ($)	Canadian GAAP ($)	Adjustments ($)	U.S. GAAP ($)
Assets						
Current assets (a)ii)	255,596	29,800	285,396	43,844	10,102	53,946
Mineral property costs (a)i)	207,887	(203,858)	4,029	171,525	(171,525)	–
Other assets	7,530	–	7,530	3,919	–	3,919
	471,013	(174,058)	296,955	219,288	(161,423)	57,865
Liabilities						
Current liabilities	5,362	–	5,362	3,500	–	3,500
Other liabilities	29,081	(26,745)	2,336	22,598	(21,839)	759
	34,443	(26,745)	7,698	26,098	(21,839)	4,259
Shareholders' Equity						
Share capital (a)iii)	442,265	(1,198)	441,067	219,971	(1,198)	218,773
Stock options (a)v)	20,798	(5,459)	15,339	9,778	(5,459)	4,319
Warrants	–	–	–	6,965	–	6,965
Contributed surplus	649	–	649	–	–	–
Accumulated other comprehensive income (a)ii)	–	29,800	29,800	–	10,102	10,102
Deficit (a)i) and (a)iii)	(27,142)	(170,456)	(197,598)	(43,524)	(143,029)	(186,553)
	436,570	(147,313)	289,257	193,190	(139,584)	53,606
	471,013	(174,058)	296,955	219,288	(161,423)	57,865

20. Material Differences Between Canadian and United States Generally Accepted Accounting Principles (GAAP), continued

c) Consolidated summarized statements of loss:

(in thousands of Canadian dollars)	2006 ($)	2005 ($)	2004 ($)
Earnings (loss) in accordance with Canadian GAAP	16,382	(5,870)	(1,518)
Mineral property costs for the year (a)i)	(45,671)	(21,083)	(62,560)
Mineral property costs written-off during the year (a)i)	101	372	–
Stock-based compensation (a)v)	–	–	2,398
Gain on sale of joint venture interest	18,143	–	–
Loss in accordance with U.S. GAAP	(11,045)	(26,581)	(61,680)
Other comprehensive income (a)ii)			
Unrealized gain (loss) on available-for-sale securities (a)ii)	17,083	9,583	(2,955)
Reclassification adjustments for realized (gain) loss on available-for-sale securities	2,615	(2,274)	(2,525)
Total comprehensive earnings (loss) in accordance with U.S. GAAP	8,653	(19,272)	(67,160)
Basic and diluted loss per share in accordance with U.S. GAAP	(0.19)	(0.51)	(1.28)
Basic and diluted weighted-average common shares (000's)	58,652	51,683	48,311

d) Consolidated summarized statements of cash flows:

(in thousands of Canadian dollars)	2006 ($)	2005 ($)	2004 ($)
Cash flows from operating activities			
Pursuant to Canadian GAAP	(3,827)	(2,951)	(2,506)
Mineral property costs (a)i)	(35,980)	(20,933)	(12,796)
Pursuant to U.S. GAAP	(39,807)	(23,884)	(15,302)
Cash flows from investing activities			
Pursuant to Canadian GAAP	(7,146)	(21,517)	(27,625)
Mineral property costs (a)i)	35,980	20,933	12,796
Pursuant to U.S. GAAP	43,126	(584)	(14,829)

e) Other disclosures

The following additional information would be presented if these consolidated financial statements were presented in accordance with U.S. GAAP:

i) Accounts receivable

(in thousands of Canadian dollars)	2006 ($)	2005 ($)
Value added tax	2,233	786
Other receivables	1,513	452
	3,746	1,238

ii) Pro-forma stock-based compensation disclosures

We adopted the fair value method of valuing stock options granted to employees on January 1, 2005. Had we recognized employee stock-based compensation expense under the fair value method based on the fair value of awards at the grant date consistent with the provisions of Statement of Financial Accounting Standards No. 123, the company's loss and loss per share under U.S. GAAP would have been as follows:

(in thousands of Canadian dollars)	2006 ($)	2005 ($)	2004 ($)
Loss in accordance with U.S. GAAP	(11,045)	(26,581)	(61,680)
Add: Employee stock-based compensation expense included in reported earnings (loss)	12,534	3,838	–
Deduct: Employee stock-based compensation expense determined under the fair value method	(12,534)	(3,838)	(2,330)
Pro-forma loss under U.S. GAAP	(11,045)	(26,581)	(64,010)
Pro forma basic and diluted loss per share in accordance with U.S. GAAP	(0.19)	(0.51)	(1.32)

The fair value of each option granted to employees was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2006	2005	2004
Expected dividend yield (%)	Nil	Nil	Nil
Average risk-free interest rate (%)	4.1	3.8	3.2
Expected life (years)	3.4	2.9	2.7
Expected volatility (%)	49.4	50.4	74.0

The weighted average fair value of options granted to employees for the year ended December 31, 2006 was $11.55 (2005—$5.89; 2004—$7.41).

20. Material Differences Between Canadian and United States Generally Accepted Accounting Principles (GAAP), continued

iii) Development stage enterprise

We meet the definition of a development stage enterprise under Statement of Financial Accounting Standards (SFAS) No. 7, Accounting and Reporting by Development Stage Enterprises. The following additional disclosures are required under U.S. GAAP:

Consolidated summarized statements of loss and deficit and cash flows since October 1, 1993, the date we made a strategic decision to concentrate on the acquisition and exploration of bulk silver mineral properties in North, Central and South America.

Consolidated loss and deficit:

(in thousands of Canadian dollars)	**Period from October 1, 1993 (inception) to December 31, 2006 ($)**
Mineral property exploration and reclamation	223,460
General and administration, salaries, professional fees	44,532
Other income	(69,418)
Net loss for the period from October 1, 1993 to December 31, 2006, being the deficit accumulated during the development stage	198,574
Opening retained earnings, October 1, 1993	(976)
Ending deficit, December 31, 2006	197,598

Consolidated cash flows:

(in thousands of Canadian dollars)	**Period from October 1, 1993 (inception) to December 31, 2006 ($)**
Operating activities	(150,438)
Investing activities	22,231
Financing activities	356,692
Increase in cash and cash and cash equivalents	228,485
Cash and cash equivalents—October 1, 1993	1,131
Cash and cash equivalents—December 31, 2006	229,616

iv) Additional shareholders' equity disclosure required under FAS No. 7.

(in thousands of Canadian dollars except per share and share data)	Issue Price ($)	Common Shares: Number of shares	Common Shares: Amount ($)	Values assigned to options ($)	Values assigned to warrants ($)	Other Comprehensive income (loss) ($)	Retained earnings (deficit) ($)	Total shareholders' equity ($)
Balance—October 1, 1993		**3,409,791**	**2,272**	**–**	**–**	**–**	**976**	**3,248**
Issued for cash	0.75	2,810,000	2,108	–	–	–	–	2,108
For mineral properties	0.72	25,000	18	–	–	–	–	18
Assigned value to options issued		–	312	–	–	–	–	312
Gain (loss) for year		–	–	–	–	2,102	155	2,257
Balance—September 30, 1994		**6,244,791**	**4,710**	**–**	**–**	**2,102**	**1,131**	**7,943**
Issued for cash								
Private placement	1.01	2,570,000	2,590	–	–	–	–	2,590
Non-cash								
Mineral properties	4.13	15,000	62	–	–	–	–	62
Allotted shares issued	4.08	75,000	306	–	–	–	–	306
Assigned values to options issued		–	18	–	–	–	–	18
Gain (loss) for year		–	–	–	–	(1,046)	(2,459)	(3,505)
Balance—September 30, 1995		**8,904,791**	**7,686**	**–**	**–**	**1,056**	**(1,328)**	**7,414**
Issued for cash								
Private placement	4.27	2,550,000	10,890	–	–	–	–	10,890
Special warrants	4.00	2,000,000	8,000	–	–	–	–	8,000
Non-cash								
Mineral properties	5.21	85,000	443	–	–	–	–	443
Finder's fees		–	(554)	–	–	–	–	(554)
Assigned values to options issued		–	17	–	–	–	–	17
Gain (loss) for year		–	–	–	–	(58)	(8,874)	(8,932)
Balance—December 31, 1996		**13,539,791**	**26,482**	**–**	**–**	**998**	**(10,202)**	**17,278**
Issued for cash								
Private placement	5.00	680,000	3,400	–	–	–	–	3,400
Exercise of options	5.72	25,000	143	–	–	–	–	143
For special warrants	4.30	745,000	3,203	–	–	–	–	3,203
Non-cash								
Mineral properties	4.95	311,006	1,541	–	–	–	–	1,541
Finder's fees	5.00	20,000	100	–	–	–	–	100
Assigned values to options issued		–	810	–	–	–	–	810
Share issue costs		–	(317)	–	–	–	–	(317)
Gain (loss) for year		–	–	–	–	(537)	(18,557)	(19,094)
Balance—December 31, 1997		**15,320,797**	**35,362**	**–**	**–**	**461**	**(28,759)**	**7,064**
Issued for cash								
Exercise of options	5.70	10,000	57	–	–	–	–	57
For special warrants	5.50	630,000	3,465	–	–	–	–	3,465
Non-cash								
Mineral properties	3.84	85,000	326	–	–	–	–	326
Assigned values to options issued		–	155	–	–	–	–	155
Share issue costs		–	(285)	–	–	–	–	(285)
Gain (loss) for year		–	–	–	–	(454)	(6,386)	(6,840)
Balance—December 31, 1998		**16,045,797**	**39,080**	**–**	**–**	**7**	**(35,145)**	**3,942**

20. Material Differences Between Canadian and United States Generally Accepted Accounting Principles (GAAP), continued

		Common Shares						
(in thousands of Canadian dollars except per share and share data)	Issue Price ($)	Number of shares	Amount ($)	Values assigned to options ($)	Values assigned to warrants ($)	Comprehensive income (loss) ($)	Retained earnings (deficit) ($)	Total shareholders' equity ($)
Issued for cash								
Private placement	1.40	1,388,144	1,944	–	–	–	–	1,944
Exercise of options	1.75	100,700	176	–	–	–	–	176
Exercise of warrants	1.93	567,955	1,096	–	–	–	–	1,096
Non–cash								
Mineral properties	2.20	50,000	(1,033)	–	–	–	–	(1,033)
On business combination	1.75	2,285,451	5,142	–	–	–	–	5,142
Share issue costs		–	(116)	–	–	–	–	(116)
Gain (loss) for year		–	–	–	–	8	(8,672)	(8,664)
Balance—December 31, 1999		**20,438,047**	**46,289**	**–**	**–**	**15**	**(43,817)**	**2,487**
Issued for cash								
Private placement	1.50	1,633,334	2,450	–	–	–	–	2,450
Exercise of options	1.75	807,100	1,413	–	–	–	–	1,413
Exercise of warrants	1.60	1,273,859	2,038	–	–	–	–	2,038
Non–cash								
Mineral properties	2.22	27,500	61	–	–	–	–	61
Finder's fees	1.50	86,666	130	–	–	–	–	130
Fractional shares repurchased		(48)	–	–	–	–	–	–
Share issue costs		–	(134)	–	–	–	–	(134)
Gain (loss) for year		–	–	–	–	(13)	(5,777)	(5,790)
Balance—December 31, 2000		**24,266,458**	**52,247**	**–**	**–**	**2**	**(49,594)**	**2,655**
Issued for cash								
Private placement	2.35	1,914,000	4,495	–	–	–	–	4,495
Exercise of options	2.05	1,941,225	3,976	–	–	–	–	3,976
Exercise of warrants	1.56	1,733,000	2,703	–	–	–	–	2,703
Non–cash								
Mineral properties	2.88	1,000,000	2,882	–	–	–	–	2,882
Finder's fees	2.35	59,270	139	–	–	–	–	139
Assigned value to warrants issued		–	–	–	326	–	–	326
Share issue costs		–	(165)	–	–	–	–	(165)
Gain (loss) for year		–	–	–	–	–	(15,317)	(15,317)
Balance—December 31, 2001		**30,913,953**	**66,277**	**–**	**326**	**2**	**(64,911)**	**1,694**
Issued for cash								
Private placement	4.21	4,750,000	19,979	–	–	–	–	19,979
Exercise of options	2.63	695,734	1,827	–	–	–	–	1,827
Exercise of warrants	3.10	1,584,301	4,919	–	–	–	–	4,919
Non–cash								
Mineral properties	6.33	198,706	1,258	–	–	–	–	1,258
Finder's fees	4.01	80,640	323	–	–	–	–	323
On conversion of conv. debenture	4.80	360,636	2,092	–	–	–	–	2,092
For mineral properties payable	5.49	596,917	3,280	–	–	–		3,280
Assigned values to options issued		–	–	161	–	–	–	161
Assigned value of exercised options/ warrants		–	339	(13)	(326)	–	–	–
Donations	4.10	10,000	41	–	–	–	–	41
Share issue costs		–	(656)	–	–	–	–	(656)
Gain (loss) for year		–	–	–	–	1,045	(19,282)	(18,237)
Balance—December 31, 2002		**39,190,887**	**99,679**	**148**	**–**	**1,047**	**(84,193)**	**16,681**

(in thousands of Canadian dollars except per share and share data)	Issue Price ($)	Common Shares Number of shares	Common Shares Amount ($)	Values assigned to options ($)	Values assigned to warrants ($)	Comprehensive income (loss) ($)	Retained earnings (deficit) ($)	Total shareholders' equity ($)
Issued for Cash								
Exercise of options	3.99	536,372	2,140	–	–	–	–	2,140
Exercise of warrants	3.99	2,779,589	11,089	–	–	–	–	11,089
Subscriptions received on warrants		–	455	–	–	–	–	455
Non-cash								
Mineral properties	6.95	88,004	612	–	–	–	–	612
On settlement of interest	7.52	9,980	75	–	–	–	–	75
Assigned values to options issued		–	–	187	–	–	–	187
Assigned value of exercised options		–	165	(165)	–	–	–	–
Share issue costs		–	(54)	–	–	–	–	(54)
Gain (loss) for year		–	–	–	–	7,226	(14,099)	(6,873)
Balance—December 31, 2003		**42,604,832**	**114,161**	**170**	**–**	**8,273**	**(98,292)**	**24,312**
Issued for cash								
Private placement	12.57	2,955,000	37,132	–	6,819	–	–	43,951
Exercise of options	5.64	525,700	2,963	–	–	–	–	2,963
Exercise of warrants	5.00	2,686,620	13,420	–	–	–	–	13,420
Non-cash								
Mineral properties	18.71	2,680,500	50,165	–	–	–	–	50,165
Finder's fees	12.58	31,250	393	–	192	–	–	585
Assigned values to options issued		–	–	53	–	–	–	53
Assigned value of exercised options		–	154	(86)	–	–	–	68
Shares issued on warrant subscriptions	4.90	92,900	–	–	–	–	–	–
Share issue costs		–	(1,513)	–	–	–	–	(1,513)
Gain (loss) for year		–	–	–	–	–	(61,680)	(61,680)
Adjustment for stock-based comp.		–	–	–	–	(5,480)	–	(5,480)
Balance—December 31, 2004		**51,576,802**	**216,875**	**137**	**7,011**	**2,793**	**(159,972)**	**66,844**
Issued for cash								
Exercise of options	6.21	259,269	1,610	–	–	–	–	1,610
Exercise of warrants	18.50	10,000	185	–	–	–	–	185
Non-cash								
Mineral properties	14.20	3,170	45	–	–	–	–	45
Assigned values to options issued		–	–	4,194	–	–	–	4,194
Assigned value of exercised options		–	12	(12)	–	–	–	–
Assigned value of exercised warrants		–	46	–	(46)	–	–	–
Gain (loss) for year		–	–	–	–	7,309	(26,581)	(19,272)
Balance—December 31, 2005		**51,849,241**	**218,773**	**4,319**	**6,965**	**10,102**	**(186,553)**	**53,606**

20. Material Differences Between Canadian and United States Generally Accepted Accounting Principles (GAAP), continued

(in thousands of Canadian dollars except per share and share data)	Issue Price ($)	Common Shares Number of shares	Common Shares Amount ($)	Values assigned to options ($)	Values assigned to warrants ($)	Contributed Surplus ($)	Comprehensive income (loss) ($)	Retained earnings (deficit) ($)	Total shareholders' equity ($)
Issued for cash									
Public Offering	25.37	7,200,000	182,663	–	–	–	–	–	182,663
Exercise of options	9.79	668,750	6,548	–	–	–	–	–	6,548
Exercise of warrants	18.50	1,386,625	25,652	–	–	–	–	–	25,652
Non-cash									
Mineral properties	18.50	530,504	9,814	–	–	–	–	–	9,814
Assigned values to options issued		–	–	13,686	–	–	–	–	13,686
Assigned value of exercised options		–	2,583	(2,583)	–	–	–	–	–
Assigned value of exercised warrants		–	6,400	–	(6,400)	–	–	–	–
Donations	20.91	11,000	230	–	–	–	–	–	230
Share issue costs		–	(11,596)	–	–	–	–	–	(11,596)
Options expired/forfeited		–	–	(83)	–	83	–	–	–
Warrants expired		–	–	–	(566)	566	–	–	–
Gain (loss) for year		–	–	–	–	–	19,698	(11,045)	8,653
Balance—December 31, 2006		**61,646,120**	**441,067**	**15,339**	**–**	**649**	**29,800**	**(197,598)**	**289,257**

v) Rental Expense

The total rent expense charged to the statement of earnings (loss) in 2006 was $266,000 (2005—$244,000; 2004—$141,000).

f) Impact of recently issued accounting standards

i) Emerging Issues Task Force issued EITF 04-06, "Accounting for Stripping Costs in the Mining Industry". The consensus concluded that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. This consensus is effective in 2006 and had no effect on our results of operations or financial position.

ii) In June 2006 FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes- an interpretation of SFAS Statement No. 109". This interpretation provides guidance on recognition and measurement of uncertainties in income taxes and is effective for our 2007 fiscal year end. We do not have a significant effect on our results of operations or financial position.

iii) In September 2006 FASB issued SFAS No. 157, "Fair Value Measurement" to define fair value, establish a framework for measuring fair value and to expand disclosures about fair value measurements. The statement only applies to fair value measurements that are already required or permitted under current accounting standards and is effective for fiscal years beginning after November 15, 2007. We do not expect the adoption of this Interpretation to have a significant effect on the company's results of operations or financial position.

CORPORATE INFORMATION

Directors



John R. Brodie, FCA, Director
West Vancouver, British Columbia



R.E. Gordon Davis, Director
Lead Director
Vancouver, British Columbia



David L. Johnston, Director
Former President and General Manager
Highland Valley Copper Corporation
Cranbrook, British Columbia



William Meyer, Director
Former Vice President, Exploration
Teck Corporation
Vancouver, British Columbia



Robert A. Quartermain
Director and President
Vancouver, British Columbia



Peter W. Tomsett, Director
Former President and CEO
Placer Dome Inc.
West Vancouver, British Columbia

Management

Robert A. Quartermain
President



Joseph J. Ovsenek
Senior Vice President

Kenneth C. McNaughton
Vice President, Exploration

Ross A. Mitchell
Vice President, Finance

R. Michael Robb
Vice President,
Project Development



Linda J. Sue
Corporate Secretary

Paul W. LaFontaine
Director, Investor Relations

Jonathan N. Singh
Corporate Controller

Ronald Burk
Chief Geologist

Max H. Holtby
Senior Geologist

Paul MacRae
Manager, Project Development

Deirdre Riley
Manager, Environment and
Community Relations

Fortunato Ramirez
Manager, Pirquitas, Argentina

David G. MacKerricher
Construction Manager, Pirquitas

Nivaldo Rojas
Exploration Manager, Argentina

Guillermo Lozano
Manager, Mexico

David Landrum
Project Manager, Pitarrilla, Mexico

Ian J. Pringle
Manager, Australia

John Selters
Manager, Chile

James R. Whelan
Advisor to the President
Santiago, Chile

Silver Standard's Finance Team



L to R: Jonathan N. Singh, Corporate Controller;
Tove Pedersen, Senior Accountant;
Ross A. Mitchell, Vice President, Finance.

Head Office
Suite 1180
999 West Hastings Street
Vancouver, British Columbia
Canada V6C 2W2
Tel: 604-689-3846
Fax: 604-689-3847

Common Share Listings
NASDAQ Global Market: SSRI
Toronto Stock Exchange: SSO
CUSIP: 82823L-10-6

Investor Relations
1-888-338-0046
invest@silverstandard.com

Capitalization
Common shares
issued (as at Dec. 31, 2006)
61,646,120
Fully Diluted (as at Dec. 31, 2006)
66,102,070

Transfer Agent and Registrar
Computershare Investor Services Inc.
Tel: 514-982-7888
Toll-Free: 1-800-564-6253
www.computershare.com

Auditors
PricewaterhouseCoopers LLP
Vancouver, BC, Canada

SILVER STANDARD

Silver Standard Resources Inc.
Suite 1180
999 West Hastings Street
Vancouver, British Columbia
Canada V6C 2W2
T 604 689 3846
F 604 689 3847
TF 888 338 0046
www.silverstandard.com

END